DELIVERING

EXTRA-STRENGTH SOLUTIONS



TO OUR CUSTOMERS

medco

MEDCO HEALTH SOLUTIONS, INC.
2003 ANNUAL REPORT

Medco Health Solutions, Inc.

FINANCIAL HIGHLIGHTS

NET REVENUES
(in billions of dollars)



36
27
18
9
0
16.9
22.3
29.1
33.0
34.3
99
00
01
02
03

EARNINGS PER SHARE
(in dollars)



1.60
1.20
.80
.40
0
.93*
.56
1.19*
.80
1.35*
.95
1.34
1.57
99
00
01
02
03

ADJUSTED RX VOLUME†
(in millions of dollars)



800
600
400
200
0
493
582
687
712
688
99
00
01
02
03

EBITDA/ADJUSTED RX‡
(in dollars)



1.50
1.20
.90
.60
.30
0
1.20
1.26
1.22
1.24
1.50
99
00
01
02
03

(In millions, except per share data)	2003	2002	PERCENT INCREASE (DECREASE)
STATEMENT OF INCOME HIGHLIGHTS			
Total net revenues	$34,264.5	$32,958.5	4%
Income before provision for income taxes	$728.7	$620.3	17%
Net income	$425.8	$361.6	18%
Net income per diluted share	$1.57	$1.34	17%
BALANCE SHEET HIGHLIGHTS			
Cash and cash equivalents	$638.5	$14.4	N/M§
Working capital	$1,155.0	$1,171.5	(1%)
Total assets	$10,263.0	$9,922.5	3%
Total debt	$1,396.1	–	N/M§
PRESCRIPTION VOLUMES			
Adjusted prescription volume†	688.2	711.6	(3%)
Total prescriptions administered	532.0	548.2	(3%)
Mail order	78.1	81.7	(4%)
Retail	453.9	466.5	(3%)

Assumes Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," was in effect, whereby goodwill is not amortized.

†*Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.*

‡*For a reconciliation of reported net income to EBITDA and a presentation of EBITDA per adjusted prescription, refer to page 36 of the Management's Discussion and Analysis included in this annual report.*

§*Not meaningful.*



...AND OUR CUSTOMERS'

CUSTOMERS

HELPING PRESCRIPTION PLANS WORK FOR OUR CUSTOMERS AND OUR CUSTOMERS' CUSTOMERS

Medco Health Solutions, Inc., is one of the nation's leading prescription benefit managers (PBMs), with the largest mail order pharmacy operation. Our programs and services help our customers moderate the cost and enhance the quality of prescription drug benefits provided to their members nationwide. Our customers include Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; federal, state, and local government agencies; union-sponsored benefit plans; and employers.

OUR VALUE:	OUR SERVICES *for* OUR CUSTOMERS:	OUR SERVICES *for* OUR CUSTOMERS' CUSTOMERS:
THE RIGHT **DRUGS**	• Prescription benefit plan design • Formulary consulting • Pharmaceutical contracting • Specialty pharmacy management	• Flexible plan design • Health and benefit information • Customized formularies • Drug education
THE RIGHT **COST**	• Retail price discounts • Pharmaceutical rebates • Low-cost claims processing • Generic drug programs • Drug utilization programs	• Individual savings analysis • Medication pricing and coverage comparisons • Co-payment options • Broad access to generic drugs
THE RIGHT **PLACE**	• Custom retail networks • Mail order pharmacy programs • Integrated specialty networks	• Convenient, fully automated mail order pharmacy • Retail networks covering 60,000 pharmacies • Online prescription refills and renewals
THE RIGHT **CARE**	• 24/7 customer service call centers • Dedicated account service • Proprietary benefit planning tools • Physician prescribing analysis • Powerful information management tools	• Health management programs • Specialty pharmacy service • Drug safety programs • Treatment guidelines

to our SHAREHOLDERS, CUSTOMERS, *and* EMPLOYEES:



DAVID B. SNOW, JR., CHAIRMAN, PRESIDENT, & CHIEF EXECUTIVE OFFICER

August 19, 2003 marked a defining moment in the successful 20-year history of Medco Health Solutions, Inc. On that day, we rang the opening bell at the New York Stock Exchange—where more than 270 million shares of Medco stock were distributed to Merck & Co., Inc., shareholders in a 100 percent spin-off transaction. Medco became the largest domestic corporate spin-off in more than 3 years, the newest member of the S&P 500 and *Fortune* 500, and—based upon our 2003 net revenues of $34 billion—America's leading independent manager of prescription benefit plans.

In little more than 4 months as a newly public company, we've made significant strides in building shareholder value. During the year, we managed 532 million prescriptions. That includes 78 million prescriptions in our mail order pharmacies—more than the mail order total of our three largest competitors combined. In fact, our $11.3 billion mail order business makes Medco one of the largest pharmacy operations in the country and, we believe, the safest and most efficient.

We continue to deliver value to both our customers and shareholders by simultaneously lowering the rate of growth of our customers' drug expenditures and delivering significant growth in net income. Through increases in generic dispensing rates, high mail order penetration, and further gains in efficiencies from automation and technology, gross margins for the full year reached 4.4 percent, up from 3.9 percent in 2002, and net income grew 18 percent to $425.8 million. The Company generated cash from operations of over $1.1 billion and Earnings Before Interest Income/Expense, Taxes, Depreciation, and Amortization (EBITDA) of $1.0 billion.

In short, it was a strong performance in 2003. And, already in 2004, we have renewed $15 billion of business, including UnitedHealth Group, which represents more than $7 billion in estimated 2004 net revenues, as well as the Commonwealth of Virginia.

THE MEDCO DIFFERENCE. On the day our stock began trading, I pledged that Medco would have but one focus: the relentless pursuit of world-class status in the eyes of our customers. Attaining this level of performance requires that we deliver administrative, clinical, and financial experience that is second to none in our industry. The evidence is clear that, as we deliver on this promise to our customers and to our customers' customers, we will also deliver success to our company and our shareholders.

There is ample evidence from some of the country's most influential and respected independent organizations that world-class status is within our reach:

- In January 2003, a significant study issued by the government's General Accounting Office (GAO) concluded that three of the PBMs providing services to federal employees lowered drug costs by 27 to 53 percent, on average for drugs in their selection, through their mail order pharmacies. Medco was one of the three PBMs cited in the GAO report.

"IN CLIENT REQUESTS FOR ADDITIONAL TRANSPARENCY OF REBATES—CONSULTANTS AGREE THAT MEDCO HAS *the most transparent contracts in 2004 in all regards.*" – Lisa Gill, Vice President and Senior Research Analyst, JP Morgan

"IN AN INDUSTRY WHERE SCALE IS IMPORTANT, MEDCO HAS *purchasing power that is difficult to match.*" – Eric Veiel, CFA, Senior Research Analyst, Wachovia Securities

- In September, Medco, for the third straight year, was rated the number one PBM for customer satisfaction and the number one mail order pharmacy in the Wilson Rx Pharmacy Benefit Satisfaction Report. Four consecutive times, Medco also earned the highest ranking in overall customer satisfaction with prescription drug benefits and services from J.D. Power and Associates*—both achievements unprecedented and unrivaled in the industry.
- And in December, Medco's network of mail order pharmacies achieved a perfect score of 100 from the Joint Commission on Accreditation of Healthcare Organizations—a leading independent standards-setting and accrediting body in healthcare, placing Medco in the highest 5 percent of organizations reviewed.

With the independent recognition that we have received, many might conclude we have achieved world-class status already. But we see significant opportunity to take Medco to an even higher level of performance.

OUR INVESTMENTS DRIVE THE MEDCO DIFFERENCE. We have made investments in our future that deliver proprietary, competitive advantages for Medco. These investments form the foundation for the delivery of a unique service experience to our customers that distinguishes Medco from its competitors.

These strategic investments include two automated dispensing pharmacies, each capable of delivering more than 1 million prescriptions per week. Our proprietary automated pharmacies are widely regarded as the most efficient ever designed and so advanced that we have been granted or have pending 35 U.S. patents on various technologies. Our customer service facilities handle more than 2 million member contacts a week—all in an environment embracing a Six Sigma®† quality discipline that enables us to achieve continuous improvement for all of our critical business processes. We have built one of the nation's largest Internet pharmacies, handling 13.8 million prescriptions, representing nearly $2 billion in drug spend during 2003. In addition, the percentage of refills and renewals ordered using our interactive voice response technology and the Internet increased to 57 percent compared with 50 percent in 2002.

We have also deployed companywide reliability and change management programs that will drive excellence in execution across our operations, reducing our time to market with new capabilities and increasing our ability to implement error-free updates and customer solutions to our systems.

Medco currently has manufacturer rebate agreements in place with approximately 80 brand-name drug manufacturers, as well as discount arrangements with virtually all of the U.S. retail pharmacies, and we are one of the largest purchasers of generic drugs in the United States. Our tremendous scale, combined with our many clinical programs, enabled us to keep the aggregated median drug trend for all of our customers combined at 9.6 percent in 2003—below the national average.

OUR STRATEGY FOR CONTINUED GROWTH AND PROFITABILITY. As we move into 2004, our first full year as a stand-alone company, we see opportunity for growth.

We are transitioning our customer sales and service organization into four market-facing groups that will have accountability for taking client relationships to a level of strategic relevance that we refer to as "customer-intimate." These groups focus on the

* J.D. POWER AND ASSOCIATES 2002 PHARMACY BENEFIT REPORT℠. REPORT BASED ON RESPONSES FROM 16,312 MANAGED CARE CONSUMERS IN 16 OF THE TOP U.S. MARKETS. WWW.JDPOWER.COM.

† SIX SIGMA IS A REGISTERED TRADEMARK AND SERVICE MARK OF MOTOROLA, INC.

unique needs of clients from our largest to our smallest, and include Health Plans, National Accounts, Key Accounts (UnitedHealth Group, Labor, and Government), and Systemed (small and middle markets).

To the extent that knowledge is power, we are building powerful proprietary technology tools that will enable clients to better monitor and manage their prescription drug programs. Our account teams are now able to use our enormous data capabilities in the field to consult with clients and provide solutions that are tailored to their needs.

Customer intimacy cannot become a reality without a high degree of trust among partners. That is why we are leading our industry in developing practices that enhance the financial transparency of our operations.

As our clients become more aggressive in reducing their drug trend, they are leveraging our strongest core capabilities—mail order service and the generic interchange program. Both represent the ideal alignment of interests—members receive high-quality care, clients enjoy significant savings, and Medco earns incremental margin. This margin growth opportunity is important to understand given the fact that brand-name drugs with aggregate sales volume of $38 billion are scheduled to go off patent with generic availability over the next 4 years.

Additionally, in 2004, as new and expensive biotech drugs continue to stream through the pipeline, we will continue to invest in our specialty pharmacy, where we are well positioned in the market. Specialty drugs were included in virtually every request for proposal on which we bid in 2003, and, among those contracts that we have won, 95 percent included managing specialty pharmacy.

The landmark legislation to modernize Medicare with a prescription drug benefit enables Medco to extend the market-based tools that have so effectively managed drug spending in the private sector to assist America's seniors. Medicare represents a new $530 billion market opportunity over the next 10 years, and we look forward to actively participating. We believe that Medicare reform is good public policy for America and a strong business opportunity for Medco.

MORE THAN A BUSINESS—IT'S OUR CALLING. We begin 2004 with confidence, experience, and enthusiasm. While our challenge is great, we are constrained neither by opportunity nor capability.

Ensuring that millions of Americans have access to affordable, high-quality prescription healthcare is more than our business—it's our calling. And every day, our 13,000 employees are guided by the pledge we made on our first day as a newly public company: to lead our industry with a passion for quality and excellence, to serve our customers with the integrity of a trusted advisor, to provide our members with the highest quality care, and—by delivering on our customer commitments—to build enduring value for our shareholders.

I invite you to carefully review our annual report, which chronicles many of the ways Medco is providing customers with **Extra-Strength Solutions**™.*

Sincerely,

David B. Snow, Jr.
Chairman, President, & Chief Executive Officer

*EXTRA-STRENGTH SOLUTIONS IS A TRADEMARK OF MEDCO HEALTH SOLUTIONS, INC.



LEADING *with* INTEGRITY

Medco's competitive advantage begins with our management team, and 2003 has been a year of changes leading to increased strength, accountability, and productivity.

Several new senior executives with proven experience in quality, healthcare, branding, and operations have joined our organization and complement a seasoned core of Medco leaders. Every member of the team brings focus, expertise, and intense commitment to our goal of achieving world-class excellence in the eyes of our customers. Careful planning is fundamental to this goal; therefore, we've developed a strategic plan that begins with a realignment of resources to better serve our customers.

Another key new initiative that involves every member of our management team, as well as our 13,000 Medco employees, is our Change Management and Implementation (CMI) process. CMI is designed to bring us closer to zero-defect execution in every critical process, and it has made meaningful differences already in terms of accountability—aligning strategic, annual, and tactical goals—and in managing the business process to ensure that objectives are met and return maximized. CMI, combined with our talented people and our Six Sigma operating culture, enables us to deliver the kind of quality that will ensure our future as the unparalleled PBM leader.



A world-class company delivers a smooth and uniquely tailored experience for every customer administratively, clinically, and financially. Our leadership ensures that we have the direction, the technology, the people, and the core competencies to innovate creatively and deliver on that promise. With our hands-on management team in place, and our processes driving the quality of our operations, Medco is well along on the journey to achieving world-class status in every aspect of our business.

DAVID B. SNOW, JR. *(Not Pictured)*
Chairman, President, & Chief Executive Officer

- **ROBERT S. EPSTEIN, M.D., M.S.**
  Senior Vice President, Medical Affairs & Chief Medical Officer
- **JACK A. SMITH**
  Senior Vice President, Chief Marketing Officer
- **KARIN PRINCIVALLE**
  Senior Vice President, Human Resources
- **TIMOTHY C. WENTWORTH**
  Group President, National Accounts
- **KENNETH O. KLEPPER**
  Executive Vice President, Chief Operating Officer
- **BRYAN D. BIRCH**
  Group President, Systemed
- **ARTHUR H. NARDIN**
  Senior Vice President, Pharmaceutical Contracting
- **JOANN A. REED**
  Senior Vice President, Finance & Chief Financial Officer
- **GLENN C. TAYLOR**
  Group President, Key Accounts
- **DAVID S. MACHLOWITZ**
  Senior Vice President, General Counsel & Secretary
- **BRIAN T. GRIFFIN**
  Group President, Health Plans
- **JOHN P. DRISCOLL**
  Senior Vice President, Product & Business Development

TAILORING
SOLUTIONS

> *for* OUR CUSTOMERS <

Keeping drug benefits affordable for all Americans is our ultimate goal, and the core of our business is helping our customers achieve this while meeting their specialized priorities.

Through our negotiating power, enormous scale, and innovations in prescription plan design and execution, we can lower our customers' costs and help ensure that their members have access to the medications they need. In collaboration with our customers, we create custom-tailored prescription benefit plans and customer-specific formularies that have proven instrumental in helping them substantially lower their spending on prescription drugs, or drug trend, from 16 percent in 1999 to 10 percent in 2003. Over the last 5 years, through our responsiveness and attention to our diverse customers and their members, Medco has earned the highest customer satisfaction marks in the industry.

From managed care organizations and insurance carriers to government agencies, labor unions, and large and small employers, we provide services that perfectly suit each of our customers' unique requirements. Ultimately, as you will see in the following pages, our customers' experiences with Medco best demonstrate how our tailored solutions make such a difference.

OUR CUSTOMER SERVICE NETWORK HANDLES **2 MILLION CALLS A WEEK**

IN 2003, WE KEPT THE MEDIAN AGGREGATED **DRUG TREND AT 9.6 PERCENT**

EVERY DAY OVER **13,000 EMPLOYEES** PLEDGE TO **PROVIDE EXCELLENCE**

OUR MAIL ORDER MEMBER SATISFACTION IS AT **96 PERCENT**

“...MEDCO HAS A WELL-DIFFERENTIATED STRATEGY.”

> IBM <

“...A COMPANY DEDICATED TO INNOVATION.”

> DEFINITY HEALTH <

“WHEN WE LOOKED FOR A PBM FOR OUR COMPLEX SYSTEM, MEDCO WAS THE STRONGEST FOR SEVERAL REASONS.”

> THE UNIVERSITY OF TEXAS SYSTEM <



CUSTOMER > IBM

IBM IS THE WORLD'S LARGEST LEADING INFORMATION TECHNOLOGY COMPANY AND PROVIDER OF BUSINESS AND TECHNOLOGY SERVICES, AS WELL AS THE WORLD'S LARGEST PREMIER INFORMATION TECHNOLOGY FINANCIER.



CUSTOMER > DEFINITY HEALTH

DEFINITY HEALTH IS RECOGNIZED AS THE LEADER AND PIONEER IN CONSUMER-DRIVEN HEALTHCARE. IT HAS MORE THAN 80 BUSINESSES AND UNIVERSITIES AS CLIENTS, INCLUDING 28 COMPANIES RANKED IN THE *FORTUNE* 1000, AND SERVES OVER 300,000 MEMBERS.



CUSTOMER > THE UNIVERSITY OF TEXAS SYSTEM

THE UNIVERSITY OF TEXAS (UT) SYSTEM CONSISTS OF NINE ACADEMIC UNIVERSITIES, SIX HEALTH INSTITUTIONS, AND UT SYSTEM ADMINISTRATION.



IBM, Somers, New York

"MEDCO'S CLIENT BASE OF SELECTIVE AND DEMANDING COMPANIES IS TESTIMONY TO THEIR POSITION IN THE VANGUARD OF STRATEGY AND TECHNOLOGY.

"Today's forward-thinking businesses are developing strategies to closely integrate themselves, their processes, and their systems with those of their customers and suppliers. In doing so, they establish the fundamental groundwork for responsiveness. At IBM we call such a strategy an 'on-demand' business model.

"Our relationship with Medco is two-fold, as both a customer and a technology partner. So we have experienced the way Medco has become an 'on-demand' company in developing a strategy to better connect themselves to both their customers and their suppliers.

"The clear mark of a leading company is when it strives to be best of breed, and Medco is always seeking to increase their own knowledge and to implement more sophisticated analytic techniques for their clients. Their broad base of information, integrated systems, and excellent quality controls, combined with their openness to innovative ideas and new ways of thinking, definitely puts them at the forefront of their industry. I firmly believe Medco has a well-differentiated strategy."

> William M. Zeitler, IBM Senior Vice President and Group Executive, IBM Systems & Technology Group

(from left: William M. Zeitler, IBM Senior Vice President and Group Executive, IBM Systems & Technology Group; Bruce Morlino, IBM Client Executive, IBM Healthcare Solutions Industry; Megan E. Zeitler, IBM Client Representative, IBM Solutions Industry)



DEFINITY HEALTH, Minneapolis, Minnesota

"IT'S INCREDIBLE TO US THAT A $34 BILLION COMPANY COULD BE AS NIMBLE AS A NEW ENTREPRENEURIAL BUSINESS LIKE DEFINITY HEALTH.

"When we first approached Medco with our concept, we had zero members and only a business plan and venture capital. But we had a big idea. If we were right, it was going to change the way consumers would view the drug industry and PBMs. We asked Medco if they were willing to walk with us on that journey, and not only did they agree emphatically, they gave us much more than a contractual relationship. They paid close attention and helped us develop new programs and procedures to help us make consumer-based healthcare a reality.

"It's real testimony to the fact that Medco is still very much a company dedicated to innovation. They not only listen to their customers, they make things happen, including, in our case, building a capability for us.

"A lot of companies talk about trying to be intimate with their customers, to listen to their customers, but this really plays out with Medco. They're an impressive organization, especially at their size—it's a true achievement to have that kind of client focus and the operating and technological capability to move quickly based on customer needs. Entrepreneurial spirit and passion combined with leverage, scale, and capacity is clearly why Medco is positioned so well."

> Tony Miller, Chief Executive Officer

(from left: Tony Miller, Chief Executive Officer; Craig Swanson, Executive Vice President; Pam Biljan, Pharmacy Services; Phil DeNucci, Pharmacy Services)



THE UNIVERSITY OF TEXAS SYSTEM, Austin, Texas

"WITH ITS HIGH REGARD FOR OUR MISSION, MEDCO HAS ESTABLISHED A 'CUSTOMER FIRST' CULTURE.

"When we looked for a PBM for our complex system, Medco was the strongest for several reasons. The University of Texas System and its employees are very focused on customer service because we deliver it ourselves. Since we're very attentive to customer needs when it comes to our own employees, we would expect no less from our PBM. The University of Texas System has a large number of employees who are health professionals and very experienced and clinically knowledgeable about the services we're delivering to them from Medco. That alone would suggest that we have the best possible PBM.

"Since we operate in a public setting, we need a PBM that can work effectively with outside scrutiny. Medco has facilitated forums with similar large public group plans so we can understand what our counterparts are doing. Together, we look at legislative issues and problem-solving techniques that might have individual or collective applications. That's going above and beyond."

> Dan Stewart, Executive Director of Benefits Administration

(Dan Stewart, Executive Director of Benefits Administration)

DELIVERING WORLD-CLASS

SERVICE

> *to* OUR CUSTOMERS' CUSTOMERS <

"When you are responsible for delivering high-quality pharmaceutical healthcare to more than 60 million people and managing approximately 10 million prescriptions a week, member satisfaction is as critically important to us as it is to our customers."

– David B. Snow, Jr., Chairman, President, & Chief Executive Officer

Safety, speed, and service are the hallmarks of every Medco member interaction. Our network of almost 60,000 retail pharmacies offers convenient service across the country, and with nearly 2,000 pharmacists on our staff, as well as industry-leading mail order capabilities, we offer an unparalleled member experience.

Clinical safety always comes first, as demonstrated by our pharmacist-supervised drug utilization reviews and innovative pediatric and senior drug review programs, which help assure member safety. Moreover, with our proprietary methods and advanced robotics, we help ensure timely delivery of prescriptions while providing the safest and most cost-effective way to fill a prescription through mail order.

Consistent with our mission to deliver value, we focus on productivity and efficiency for our customers and their members. Our interactive voice response system, our "first-call resolution" customer service policy, and our 24/7 pharmacist availability keep member satisfaction at extraordinary levels.

The following section describes our unparalleled patented process. The Medco Mail Order Service features unique patented processes that include state-of-the-art safety procedures, world-class member service, and maximum prescription savings.

AWARDS DEMONSTRATING UNPRECEDENTED **ACHIEVEMENTS IN THE INDUSTRY**

2001-2003 **WILSON RX NO. 1** IN CUSTOMER SATISFACTION 3 YEARS IN A ROW

2003 **JOINT COMMISSION ON ACCREDITATION OF HEALTHCARE ORGANIZATIONS** (JCAHO) ACCREDITATION WITH A PERFECT 100% SCORE

J.D. POWER AND ASSOCIATES AWARDS FOR CUSTOMER SATISFACTION FOUR CONSECUTIVE TIMES







1 > **Superior Accessibility.** It all begins with a doctor's prescription that a patient chooses to fill at our mail order pharmacy. The original prescription can be faxed or phoned in by a physician or mailed in by a patient, and refills can be faxed, mailed, phoned, or ordered online by a patient at www.medco.com.

2 > **Single Networked Platform.** New prescriptions that are received by our automated pharmacies are scanned, allowing us to share and store documents across our network as well as to help ensure accuracy and safety.







3 > **Precision Prescription Entry.** After the prescription has been logged, patient eligibility and any additional nonclinical information are checked before electronically forwarding the prescription to a pharmacist.

4 > **Extensive Clinical Review.** Pharmacists, aided by proprietary computer technology, review prescriptions for potentially harmful interactions. Prescriptions that require special attention are routed to pharmacists who are trained to solve a variety of issues, including calling a physician, benefit office, or member.



5 >




6 >


6 >

5 > Systematic Checks. The prescription information is then instantaneously transferred to one of our automated dispensing pharmacies. The heart of these automated pharmacies is the Command Center, which prioritizes orders and monitors the dispensing of each prescription. Bar code technology is used extensively to precisely track each individual prescription.

6 > Advanced Robotic Dispensing. After the prescription bottle has been labeled and scanned, tablets and capsules are electronically counted and dispensed and then sent to high-speed capping machines.




7 >




8 >

7 > **Efficient Order Consolidation.** Customized literature is printed to accompany each prescription, and multiple prescriptions are consolidated into a single envelope to avoid split orders. Even medications dispensed in the original manufacturer's packaging, such as asthma inhalers, are handled by an automated process developed by Medco.

8 > **24/7 Customer Service.** Our pharmacies are connected electronically, and our highly trained customer service representatives can provide up-to-the-second status reports on a patient's prescription. Pharmacists are also on call 24/7 to help patients and members order refills, check on orders, or obtain the latest health information.









9 > Prompt Turnaround. Our systems are designed to enable us to presort packages, thereby ensuring faster mail processing.

10 > Unequaled Mail Order. The Medco Mail Order Service, with our proprietary, patented system, results in a safe way to fill a prescription, enhance member satisfaction, and maximize savings.

ACHIEVING
RESULTS

> *for* OUR SHAREHOLDERS <

Medco's business continues to grow as our customers and our customers' customers recognize the attractive economics and high quality of the solutions we have to offer. Over the past 5 years, we have expanded our business and increased our bottom line.

This kind of growth comes from a deliberate strategy of staying at the forefront of the industry—in knowledge, innovation, technology, and in pioneering products and services. In addition, we have expanded our business organically, building our services and technology from the ground up, planning each move with solid reasoning behind it and financial potential in front of it.

Currently, there are significant trends positively affecting our industry, including the increasing use of mail order pharmacies, the unprecedented number of brand-name drugs going off patent, the growth of specialty and biotech pharmaceuticals, and the dramatic expansion of the Medicare program to cover prescription drugs. Medco is well positioned to capture the great potential in these four areas. To each of them we bring the kind of expertise to which others only aspire, and the kind of growth potential that our shareholders value.

MEDCO MAIL ORDER SERVICE FILLED
78 MILLION PRESCRIPTIONS IN 2003

MEDCO IS ONE OF AMERICA'S **LARGEST**
PURCHASERS OF GENERIC DRUGS

MEDCO ENSURES THAT THE **RIGHT DRUGS**
ARE GOING TO THE **RIGHT PEOPLE**

MEDCO IS A PART OF THE **SOLUTION**
IN LOWERING DRUG TREND

MAIL ORDER SERVICE

Medco has filled more than 360 million prescriptions through our mail order pharmacies in the past 5 years, and this represents only 15 percent of the prescriptions we filled or processed during that period. In 2003 alone, our network of mail order pharmacies filled 78 million prescriptions—more than the number of prescriptions filled by the mail order operations of our three largest competitors combined. And yet, only approximately 10 percent of the lives we cover are active users of our mail order service.

The case for growth is compelling. Mail order service typically reduces prescription drug costs for our customers by 8 to 10 percent, compared with retail, enhances safety, and provides convenience for their members.

We already have the capacity to handle growth. Our automated dispensing pharmacies in Willingboro, New Jersey, and Las Vegas, Nevada, can each dispense more than 1 million prescriptions a week. These state-of-the-art pharmacies currently fill over 90 percent of the medicines dispensed through Medco's Mail Order Service.

Over the next few years, without building a single new pharmacy, we will continue to improve our mail order penetration—providing a win for Medco, a win for our customers, and a win for our customers' customers.

MAIL ORDER REVENUE

($ in billions)



12 -
10 -
8 -
6 -
4 -
2 -
0
6.0
7.2
8.8
10.5
11.3
99
00
01
02
03
YEAR

[illegible]ENERIC DISPENSING RATE



[illegible]IRST-TIME BRAND-TO-GENERIC BLOCKBUSTER DRUGS*

([illegible] | brand | 2003 U.S. sales, $ in millions)

[illegible]04 | LOTENSIN® | 289	2006 | ZOLOFT® | 2,531
[illegible]004 | WELLBUTRIN SR® | 1,655	2006 | ZOCOR® | 3,329
[illegible]005 | ALTACE® | 602	2007 | PROTONIX® | 1,594
[illegible] | CELEXA™ | 1,220	2007 | NORVASC® | 1,824
[illegible] | PRAVACHOL® | 1,680	2007 | ACCUPRIL® | 518
[illegible] | PREVACID® | 3,529	

[illegible] IMS HEALTH, INC.

[illegible] SUBJECT TO CHANGE

GENERIC INTERCHANGE PROGRAM

Generic medications offer safety, clinical effectiveness, and the opportunity to reduce costs significantly, from 30 percent to 60 percent over brand-name medications. Over the next 4 years, patents will expire for brand-name drugs representing about $38 billion in annual sales, creating considerable potential savings for our customers, their customers, and Medco. For example, when Prilosec® and Nolvadex® went off patent in 2003, we saved our customers $188 million as patients moved to the generic alternatives.

We have pioneered education about generic drugs as quality, low-cost alternatives with physicians and patients. Through our **Generics First®‡** program, our pharmacists combine physician education about generics with generic sampling and patient education. The result has been fast and effective interchanges from brand-name to generic drugs when appropriate, thereby providing value and reducing costs for our customers and their customers.

Medco is well positioned for growth in the generics market as we are already one of the largest purchasers of generic medicines in the United States. Our high volume of purchases directly from manufacturers enables us to dispense generics through mail order at substantially lower prices for our customers, while increasing our margins. In 2003 alone, our generic dispensing rate—both through our mail order pharmacies and at retail—has increased more than three points to nearly 44 percent.

‡Generics First is a registered trademark of Medco Health Solutions, Inc.

SPECIALTY PHARMACY SERVICE

Specialty drugs are expensive medications that require special handling, dispensing, or administration and are used to treat patients with complex conditions. This market, consisting of over 100 drugs, is currently the fastest-growing portion of drug spend in the United States and is projected to grow more than 20 percent per year, almost twice the rate of traditional pharmaceutical expenditures.

Medco is well positioned in this market, which is expected to double to $40 billion over the next 3 years. Ninety-five percent of Medco's new contracts in 2003 included managing specialty pharmacy, and currently we can provide savings of up to 25 percent of a customer's annual specialty drug spend. We are continuing to build on our investment in this area to deliver the highest-quality patient care at the lowest total cost of care, and to lead through clinical excellence and operational discipline.

To deliver on that promise, we provide patient care and can integrate medical and pharmacy data. Our Specialty Patient Care Unit maintains a high level of personal contact with patients and their physicians, identifying opportunities to optimize care, lower costs, and help ensure compliance via 24/7 clinical support.

Medco's Specialty Pharmacy Service will continue to grow by providing the medicine and the services that enhance the patient's care and quality of life.

MEMBERS COVERED BY SPECIALTY PHARMACY

(millions of lives)



7
6
5
4
3
2
1
0
0.2
1.7
4.3
6.5
FEB 03
JUL 03
DEC 03
JAN 04
MONTH/YEAR

DISEASE STATES:

HEPATITIS C | GROWTH HORMONE | ANEMIA
RHEUMATOID ARTHRITIS | MULTIPLE SCLEROSIS
INFERTILITY | HEMOPHILIA | IMMUNE DEFICIENCY
OSTEOPOROSIS | ONCOLOGY

MEDICARE REFORM

The largest independent PBMs manage about half of the total drug spend in the United States, and we consider the other half our core opportunity—beginning with the Medicare drug benefit that is expected to debut, first as a discount card program, in mid-2004. The landmark legislation to modernize Medicare with a prescription drug benefit estimated at more than $530 billion over the next 10 years will enable us to extend our market-based tools, which have so effectively managed drug spending in the private sector, to assist America's seniors.

Medco already administers discount drug cards for more than 1.7 million members—and we look forward to being part of the solution in extending lower prices, improving service, and providing higher levels of safety to America's senior citizens. We are actively engaged in developing offerings for the upcoming discount card program and for the permanent benefit, which is expected to be implemented starting in 2006.

Building on our extensive experience with retirees across our population, our current profitably administered discount card programs, and our expertise in generics and mail order services, we believe Medicare reform will be positive for our business, as well as good public policy.


PER MEMBER PER YEAR PRESCRIPTION DRUG EXPENDITURES*
(in dollars)
1,800
1,575
1,350
1,125
900
675
450
225
0
207
338
660
1,226
1,625
1,349
<19
20-34
35-49
50-64
65-79
80+
AGE GROUP


MEDICARE BENEFICIARIES**
(in millions)
80
70
60
50
40
30
20
10
0
40
42
46
53
61
70
77
01
05E
10E
15E
20E
25E
30E
YEAR

*SOURCE: MEDCO DATA
**SOURCE: CENTERS FOR MEDICARE & MEDICAID SERVICES (CMS)

Accupril® (quinapril HCl) is a registered trademark of Pfizer Inc; Altace® (ramipril) is a registered trademark of King Pharmaceuticals, Inc.; Celexa™ (citalopram hydrobromide) is a trademark of Forest Pharmaceuticals, Inc.; Lotensin® (benazepril HCl) is a registered trademark of Novartis Pharmaceuticals Corporation; Nolvadex® (tamoxifen citrate) is a registered trademark of AstraZeneca Pharmaceuticals L.P.; Norvasc® (amlodipine besylate) is a registered trademark of Pfizer Inc; Pravachol® (pravastatin sodium) is a registered trademark of Bristol-Myers Squibb Company; Prevacid® (lansoprazole) is a registered trademark of TAP Pharmaceuticals Inc.; Prilosec® (omeprazole) is a registered trademark of AstraZeneca Pharmaceuticals L.P.; Protonix® (pantoprazole sodium sesquihydrate) is a registered trademark of Wyeth Pharmaceuticals; Wellbutrin SR® (bupropion HCl) is a registered trademark of GlaxoSmithKline; Zocor® (simvastatin) is a registered trademark of Merck & Co., Inc.; Zoloft® (sertraline HCl) is a registered trademark of Pfizer Inc.

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

OVERVIEW

We are one of the nation's largest prescription benefit managers, and we provide sophisticated programs and services for our clients and the members of their prescription benefit plans, as well as for the physicians and pharmacies the members use. We were acquired as a wholly-owned subsidiary of Merck and Co., Inc., ("Merck") on November 18, 1993, and were spun off as a separate publicly traded enterprise ("the separation") on August 19, 2003. Our programs and services help our clients control the cost and enhance the quality of the prescription drug benefits they offer to their members. We accomplish this by providing prescription benefit management ("PBM") services through our national networks of retail pharmacies and our own mail order pharmacies. We have a large number of clients in each of the major industry categories, including Blue Cross/Blue Shield plans; managed care organizations; insurance carriers; third-party benefit plan administrators; employers; federal, state and local government agencies; and union-sponsored benefit plans.

We operate in a competitive market that is characterized by pricing and margin pressures as clients seek to control the growth in the cost of providing prescription drug benefits to their members. Prescription drug costs have risen considerably over the past several years, largely as a result of inflation on brand-name products and the introduction of new products produced by pharmaceutical manufacturers. These prescription drug cost increases, known as drug trend, have garnered significant attention throughout the United States as they contribute significantly to the rise in the national cost of healthcare. Our business model is designed to reduce this level of drug trend.

The complicated environment in which we operate presents us with opportunities, challenges and risks. Our customers are paramount to our success; and the retention of these customers and winning new customers poses the greatest opportunity, and the loss thereof represents an ongoing risk. The preservation of our relationships with pharmaceutical manufacturers and retail pharmacies is very important to the execution of our business strategies going forward. In addition, in large part because of the current political focus in the United States on the cost of prescription drugs, we are the subject of lawsuits and negative press, even though our primary mission is to curb the costs at issue.

KEY INDICATORS REVIEWED BY MANAGEMENT

Management reviews the following indicators in analyzing our consolidated financial performance: net revenues, with a particular focus on mail order revenue, adjusted prescription volume, generic penetration, gross margin percentage, diluted earnings per share, Earnings Before Interest Income/Expense, Taxes, Depreciation, and Amortization ("EBITDA") and EBITDA per adjusted prescription.

We believe these measures are important in evaluating our overall performance and highlight key business trends. These measures are also reflective of the success of our execution of strategic objectives.

2003 FINANCIAL PERFORMANCE SUMMARY

Our net income increased by 18% to $426 million in 2003. Our 2003 EBITDA per adjusted prescription increased 21% to $1.50. While our total net revenues grew by 4% to over $34 billion, our total cost of revenues increased at the lower rate of 3.7%, which resulted in a gross margin percentage improvement to 4.4% in 2003 from 3.9% in 2002. Our gross margin improvement contributed $221 million to our growth in income before provision for income taxes of $108 million, with a partial offset from $99 million in increased selling, general and administrative expenses, and interest and intangible amortization growth totaling $14 million. Our results of operations in 2003 also include $69 million of restructuring expenses on a pre-tax basis. Approximately $46 million of these restructuring costs are recorded in cost of revenues, with the remaining $23 million reflected in selling, general and administrative expenses.

Our revenue continued to increase despite a 4.4% decline in mail order prescription volume and a 2.7% decline in retail volume, with these volume declines primarily the result of the loss of clients in 2002, and the decision not to renew a mail order only client in early 2003. The revenue growth is caused by overall higher prices charged by brand-name pharmaceutical manufacturers, reflecting inflation and the introduction of newer higher-cost medications. This growth was partially offset by the volume declines from lost business and lower utilization growth and steeper discounting to our clients. The discounts are associated with increased utilization of generic drugs by our customers' membership. Our percentage of prescriptions dispensed that were generics increased to 43.8% in 2003 compared to 40.5% in 2002.

This increase in generic utilization not only saves our clients and their membership in drug costs, but it also is a key contributor to our 2003 margin growth, particularly in mail order, because we are able to purchase significant quantities of generic drugs for our mail order pharmacies at greater volume discounts than brand-name drugs. Further contributing to our gross margin improvement are improved brand pharmaceutical manufacturer rebates, reflecting improved formulary management as well as the achievement of market share requirements. In 2002, market share requirements were reestablished as a result of new or renegotiated contracts, essentially increasing performance requirements for earning rebates. The majority of these rebates are shared with our clients in the form of direct rebate pass-backs, guarantees, and steeper pricing discounts, which ultimately benefit our clients and their members through lower drug costs.

The efficiency of our operations is critical to sustaining our profitability, since we are a low-margin business with only a small percentage of our revenue flowing to net income. We have continued to yield productivity improvements from our significant historical investments in pharmacy automation, internet and integrated voice-response technologies. The drive to further optimize our efficiency resulted in charges against our cost of product net revenues of $46 million for severance and accelerated depreciation costs related to affected pharmacies and call centers from decisions to streamline our operations and maximize leverage from our automated technologies.

Our selling, general and administrative expenses increased by $99 million, primarily from increased information technology and related depreciation expenses. Included in this expense category in 2003 are severance charges of $23 million from programs designed to further improve productivity in our corporate functions. Our intangible asset amortization expense increased over 2002 from a change in amortization lives, and our net interest expense increased due to debt we incurred as a result of our separation from Merck, with a debt balance of approximately $1.4 billion outstanding at year-end 2003.

KEY FINANCIAL STATEMENT COMPONENTS

CONSOLIDATED STATEMENTS OF INCOME. Our net revenues are derived primarily from the sale of prescription drugs through our networks of contractually affiliated retail pharmacies and through our mail order pharmacies, and are recorded net of certain rebates and guarantees payable to clients. For further details see our critical accounting policies included in "Use of Estimates and Critical Accounting Policies" below and Note 2 to our consolidated financial statements included in this annual report.

Cost of revenues for prescriptions dispensed through our network of retail pharmacies includes the contractual cost of drugs dispensed by, and professional fees paid to, retail pharmacies in the networks. Our cost of revenues relating to drugs dispensed by our mail order pharmacies consists primarily of the cost of inventory dispensed and our costs incurred to process and dispense the prescriptions, including the associated depreciation. The operating costs of our call center pharmacies are also included in cost of revenues. In addition, cost of revenues for both retail sales and mail order sales includes a credit for rebates earned from brand pharmaceutical manufacturers whose drugs are included in our formularies. These rebates generally take the form of formulary rebates, which are earned based on the volume of a specific drug dispensed, or market share rebates, which are earned based on the achievement of contractually specified market share levels for prescription drugs.

Selling, general and administrative expenses reflect the costs of operations dedicated to generating new sales, maintaining existing customer relationships, managing clinical programs, enhancing technology capabilities, directing pharmacy operations and other staff activities. Our historical financial statements also include allocations of costs relating to certain corporate functions provided by Merck prior to the separation date, including finance, legal, public affairs, executive oversight, human resources, procurement and other services.

Interest and other (income) expense, net primarily includes interest expense on debt incurred as a result of our separation from Merck, partially offset by interest income generated by short-term investments in marketable securities.

BALANCE SHEET. Our key assets include cash and short-term investments, accounts receivable, inventories, fixed assets, goodwill and intangibles. Cash reflects the positive cash flow from our operations. Accounts receivable primarily represents amounts due from clients for prescriptions dispensed from retail pharmacies in our networks or from prescription drugs received by members from our mail order pharmacies, including fees due to us, net of any rebate liabilities or payments due to clients under guarantees. Accounts receivable also include amounts due from pharmaceutical manufacturers for earned rebates and other prescription services. Inventories reflect the cost of prescription products held for dispensing by our mail order pharmacies and are recorded on a first-in, first-out basis. Fixed assets include our investment in mail order pharmacies, call center pharmacies, and information technology, including capitalized software development. The net goodwill and intangible assets are comprised primarily of the push-down of goodwill and intangibles related to our acquisition in 1993 by Merck.

Our primary liabilities include claims and other accounts payable, accrued expenses and other current liabilities, debt and deferred tax liabilities. Claims and other accounts payable primarily consist of amounts payable to retail network pharmacies for prescriptions dispensed and services rendered, and amounts payable for mail order prescription inventory purchases. Accrued expenses and other current liabilities primarily consist of employee- and facility-related cost accruals incurred in the normal course of business, as well as income taxes payable. In conjunction with our separation from Merck, we incurred debt, the proceeds of which were paid to Merck in the form of a dividend. In addition, we have a deferred tax liability primarily associated with our recorded intangible assets. We do not have any off-balance sheet entities.

CASH FLOWS. An important element of our operating cash flow is the timing of billing cycles, which are two-week periods of accumulated prescription administration billings for retail and mail order prescriptions. We bill the cycle activity to clients on this bi-weekly schedule and generally collect before we pay our obligations to the retail pharmacies for that same cycle. Thus, at the end of any given reporting period, unbilled receivables will represent up to two weeks of dispensing activity to clients and will fluctuate at the end of a fiscal month depending on the timing of these billing cycles. We pay for prescription drug inventory in accordance with payment terms offered by our suppliers to take advantage of appropriate discounts. Effective mail order inventory management further generates positive cash flows. Pharmaceutical manufacturers' rebates are recorded as earned on a monthly basis, with actual bills generally rendered on a quarterly basis and paid by the manufacturers within an agreed-upon term. Payments of rebates to clients are generally made after our receipt of the rebates from the pharmaceutical manufacturers.

Prior to the separation, cash was swept by Merck on a daily basis and was reflected in our consolidated statement of cash flows in intercompany transfer from (to) Merck and in our consolidated balance sheet as "Due from Merck, net." Subsequent to the separation, we are managing our own cash and investments. Our cash primarily includes demand deposits with banks or other financial institutions. Our short-term investments include certificates of deposit and U.S. government securities that have average maturities of less than one year and that are held to satisfy statutory capital requirements for our insurance subsidiaries.

Ongoing cash outflows are associated with expenditures to support our mail order and retail pharmacy network operations, call center pharmacies and other selling, general and administrative functions. The largest components of these expenditures include mail order inventory purchases primarily from a wholesaler, retail pharmacy payments, rebate and guarantee payments to clients, employee payroll and benefits, operating expenses, capital expenditures, interest and principal payments on our debt and income taxes.

CLIENT-RELATED INFORMATION

We began providing PBM services in the second quarter of 2000 to UnitedHealth Group under a five-year contract. Revenues from UnitedHealth Group, which is currently our largest client, amounted to approximately $6,100 million, or 18% of our net revenues in 2003, approximately $5,300 million, or 16% of our net revenues in 2002, and approximately $4,600 million, or 16% of our net revenues in 2001. On January 12, 2004, we announced an early renewal agreement to provide PBM services, including mail order, to UnitedHealth Group effective January 1, 2004, for an initial five-year term. At UnitedHealth Group's option, the agreement may be extended for three additional years through 2011. None of our other clients individually represented more than 10% of our net revenues in 2003.

SEGMENT DISCUSSION

We conduct our operations in one segment, which involves sales of prescription drugs to members of our clients, either through our networks of contractually affiliated retail pharmacies or by our mail order pharmacies, and in one geographic region: the United States and Puerto Rico. We offer fully integrated PBM services to virtually all of our clients and their members. The PBM services we provide to our clients are generally delivered and managed under a single contract for each client.

Rebate contracts with pharmaceutical manufacturers of brand-name drugs are negotiated on an enterprise-wide level based on our consolidated retail and mail order prescription volumes. We believe the level of rebates we are able to negotiate significantly benefits from our substantial mail order volume because we are able to achieve a higher level of formulary compliance in mail order than in retail. As a result, although the rebate contracts generate rebates on retail and mail order prescriptions equally on the basis of drug cost, it is not practicable to determine the true value of rebates earned specifically on retail or mail order prescription volume.

Certain elements of our cost structure are identifiable between retail and mail order. In the case of retail, we are able to separately identify the drug ingredient costs and professional fees we pay to retail pharmacies in our networks of affiliated pharmacies. In the case of mail order, we are able to identify the costs to operate our mail order pharmacies, and inventory procurement costs. It is not practicable to separately identify certain other costs, the most substantial of which are our call center costs relating to retail and mail order. Calls from members may relate to general plan design or any combination of retail and mail order prescriptions. Additionally, our selling, general and administrative expenses are incurred on an enterprise-wide level.

As a result of the nature of our integrated PBM services and contracts, the chief operating decision maker views Medco as a single segment enterprise for purposes of making decisions about resource allocations and in assessing our performance.

RESULTS OF OPERATIONS

The following table presents selected comparative results of operations and volume performance:

FOR FISCAL YEARS ENDED *($ in millions)*	DECEMBER 27, 2003	INCREASE (DECREASE)		DECEMBER 28, 2002	INCREASE (DECREASE)		DECEMBER 29, 2001
Net Revenues							
Retail product(1)	**$22,661.1**	$ 600.2	2.7%	$22,060.9	$2,200.5	11.1%	$19,860.4
Mail order product	**11,252.0**	739.9	7.0%	10,512.1	1,663.2	18.8%	8,848.9
Total product(1)	**33,913.1**	1,340.1	4.1%	32,573.0	3,863.7	13.5%	28,709.3
Service	**351.4**	(34.1)	(8.8%)	385.5	24.2	6.7%	361.3
Total net revenues(1)	**$34,264.5**	$1,306.0	4.0%	$32,958.5	$3,887.9	13.4%	$29,070.6
Cost of Net Revenues							
Product(1)	**$32,552.7**	$1,068.8	3.4%	$31,483.9	$3,882.8	14.1%	$27,601.1
Service	**189.7**	15.9	9.1%	173.8	(11.8)	(6.4%)	185.6
Total cost of net revenues(1)	**$32,742.4**	$1,084.7	3.4%	$31,657.7	$3,871.0	13.9%	$27,786.7
Gross Margin(2)							
Product	**$ 1,360.4**	$ 271.3	24.9%	$ 1,089.1	$ (19.1)	(1.7%)	$ 1,108.2
Product gross margin percentage	**4.0%**	0.7%		3.3%	(0.6%)		3.9%
Service	**$ 161.7**	$ (50.0)	(23.6%)	$ 211.7	$ 36.0	20.5%	$ 175.7
Service gross margin percentage	**46.0%**	(8.9%)		54.9%	6.3%		48.6%
Total gross margin	**$ 1,522.1**	$ 221.3	17.0%	$ 1,300.8	$ 16.9	1.3%	$ 1,283.9
Gross margin percentage	**4.4%**	0.5%		3.9%	(0.5%)		4.4%
Volume Information							
Retail	**453.9**	(12.6)	(2.7%)	466.5	4.0	0.9%	462.5
Mail order	**78.1**	(3.6)	(4.4%)	81.7	7.0	9.4%	74.7
Total volume	**532.0**	(16.2)	(3.0%)	548.2	11.0	2.0%	537.2
Generic dispensing rates	**43.8%**	3.3%		40.5%	2.0%		38.5%

(1) Includes retail co-payments of $6,850 million for 2003, $6,457 million for 2002 and $5,537 million for 2001.
(2) Defined as net revenues minus cost of net revenues.

NET REVENUES. The $600 million increase in retail net revenues in 2003 was attributable to net price increases of $1,198 million, partially offset by volume decreases of $598 million. The $2,201 million increase in retail net revenues in 2002 results from net price increases of $2,030 million and volume increases of $171 million. The net price increases in 2003 and 2002 were principally due to inflation resulting from higher prices charged by pharmaceutical manufacturers, including greater representation of new and higher-cost brand-name drugs partially offset by higher price discounts and rebates offered to clients and the overall product mix of generic drugs, which are more steeply discounted than brand-name drugs. Included in 2003 retail net revenues are the favorable impact of a $15 million client dispute settlement offset by $16 million of increased reserves associated with other price and related disputes with clients. Retail volume decreased 2.7% for 2003 compared with 2002, primarily as a result of client losses and lower utilization growth rates. The 2003 retail volume decrease reflects an 8.5% decline resulting from client losses, partially offset by a 5.8% increase resulting from higher prescription drug utilization and volumes from new clients. The 2002 retail volume increase of 0.9% results from increased utilization.

The $740 million increase in mail order net revenues in 2003 was attributable to net price increases of $1,202 million, partially offset by volume decreases of $462 million. The $1,663 million increase in mail order net revenues in 2002 was attributable to volume increases of $832 million and net price increases of $831 million. The net price increases in 2003 and 2002 were principally due to inflation resulting from higher prices charged by pharmaceutical manufacturers, including greater representation of new and higher-cost brand-name drugs, offset by an increase in the product mix of generic drugs, which are discounted more steeply than brand-name drugs. Mail order net revenues in 2003 also reflect higher client service guarantee costs of $27 million, partially offset by $11 million for favorable closure on guarantees related to former clients. Mail order volume decreased 4.4% in 2003, primarily as a result of client losses, including our decision not to renew a mail order only client in early 2003. The 2003 mail order volume reflects an 11.9% decline resulting from client terminations, partially offset by a 7.5% increase resulting from higher prescription drug utilization and volumes from new clients. The mail order volume increase of 9.4% in 2002 resulted from client plan design changes in support of mail order utilization.

Generic drug usage increased by 3.3 points in 2003 and 2.0 points in 2002. These increases reflect the impact of client plan design changes promoting the use of lower-cost and more steeply discounted generics, our programs to further support generic utilization, and the introduction of new generic products during these periods.

Service revenues declined $34 million in 2003 as a result of lower client administrative fees of $26 million from decreased fees on a per-prescription basis and lower prescription volumes, as well as lower prescription services and data fees from pharmaceutical manufacturers of $8 million. The 2002 increase of $24 million resulted primarily from higher sales of prescription services and data to pharmaceutical manufacturers of $34 million, partially offset by a $10 million decline from decreasing client administrative fees on a per-prescription basis.

GROSS MARGIN. The product gross margin percentage improved 0.7 points in 2003, reflecting a 4.1% increase in product net revenues as discussed in the above net revenue analysis compared with a corresponding increase in cost of product net revenues of 3.4%. The lower rate of increase in the cost of product net revenues compared with product net revenues is principally due to greater utilization of lower-cost generic products and higher rebates earned from pharmaceutical manufacturers through improved formulary management. The increase in rebates earned in 2003 reflects the achievement of market share requirements in multiyear pharmaceutical manufacturer contracts that were renegotiated in 2002, as well as the impact of higher levels of rebates due to new products and renegotiated terms on existing products in 2003. Partially offsetting these 2003 cost improvements were a $15 million charge for adverse purchase commitments, and severance and accelerated depreciation costs amounting to $46 million as a result of management decisions to close or reallocate resources in certain mail order and call center operations. These actions realign pharmacy operations to retire older facilities and rebalance volume to facilities closer to our members.

The product gross margin percentage declined 0.6 points in 2002, reflecting a 13.5% increase in product net revenues as discussed in the net revenue analysis above compared with a corresponding cost of product net revenues increase of 14.1%. The higher rate of increase in the cost of product net revenues compared with product net revenues results from a decline in rebates earned associated with higher market share requirements in the aforementioned renegotiated pharmaceutical manufacturer contracts, higher depreciation from investments in pharmacy and call center technology and operating costs associated with new business initiated at the beginning of 2002.

Rebates from pharmaceutical manufacturers, which are reflected as a reduction in cost of product net revenues, totaled $2,970 million in 2003, $2,465 million in 2002 and $2,535 million in 2001, with formulary rebates representing 50%, 54% and 47% of total rebates, respectively.

The service gross margin percentage declined 8.9 points in 2003, reflecting an 8.8% decrease in service net revenues as discussed in the net revenue analysis above compared with a corresponding increase in cost of service revenues of 9.1%. Cost of service revenues increased despite the revenue declines because of higher program costs, as well as the fact that the revenue components that decreased do not generate significant variable costs. The service gross margin percentage increased 6.3 points in 2002, reflecting a 6.7% increase in service net revenues as discussed in the above service revenue analysis compared with a corresponding decrease in cost of service revenues of 6.4%. The decrease in cost of service revenues reflects a reduction in member communication materials costs, which vary from period to period depending on the number of new client installations and plan changes of existing clients.

The following table presents additional selected comparative results of operations:

FOR FISCAL YEARS ENDED *($ in millions)*	DECEMBER 27, 2003	INCREASE (DECREASE)		DECEMBER 28, 2002	INCREASE (DECREASE)		DECEMBER 29, 2001
Gross margin	**$1,522.1**	$221.3	17.0%	$1,300.8	$ 16.9	1.3%	$1,283.9
Selling, general and administrative expenses	**686.4**	98.7	16.8%	587.7	9.3	1.6%	578.4
Amortization of goodwill	–	–	–	–	(106.9)	(100%)	106.9
Amortization of intangibles	**94.3**	9.4	11.1%	84.9	–	–	84.9
Interest and other (income) expense	**12.7**	4.8	60.8%	7.9	12.5	N/M*	(4.6)
Income before provision for income taxes	**728.7**	108.4	17.5%	620.3	102.0	19.7%	518.3
Provision for income taxes	**302.9**	44.2	17.1%	258.7	(3.0)	(1.1%)	261.7
Net income	**$ 425.8**	$ 64.2	17.8%	$ 361.6	$ 105.0	40.9%	$ 256.6

**Not meaningful.*

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for 2003 of $686 million exceeded 2002 by $99 million, or 16.8%. Selling, general and administrative expenses for 2002 of $588 million exceeded 2001 by $9 million, or 1.6%. The 2003 increase is primarily attributable to higher expenses related to information systems technology including depreciation of $63 million and expenses related to the additional services required to operate as a public company. These additional expenses associated with our operation as an independent enterprise totaled $22 million in 2003. We also incurred higher non-income taxes of $14 million and earned compensation expense for restricted stock units of $5 million. In 2003, we recorded $23 million of severance expenses, representing an increase of $19 million over 2002 as a result of management decisions to streamline corporate functions and yield future efficiency gains. In addition, we recorded $16 million in litigation expenses in 2003, an increase of $6 million over the prior year. This expense growth was partially offset by a $27 million reduction in previously allocated costs from Merck that are no longer incurred. The increase in 2002 primarily reflects $40 million in higher technology-related expenses, including depreciation, as well as $10 million in litigation expenses reserves, partially offset by approximately $32 million in savings primarily from the integration of ProVantage Health Services, Inc. ("ProVantage"), into Medco's infrastructure, and other cost-savings initiatives. ProVantage was acquired by us in mid-year 2000 and was integrated into

Medco in mid-year 2001, thus resulting in six months of expenses in the first half of 2001 and significantly reduced expenses thereafter.

AMORTIZATION OF GOODWILL AND INTANGIBLES. Amortization of goodwill was $0 in 2003 and 2002 and $107 million in 2001. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), effective December 30, 2001, goodwill is no longer amortized, but rather, is evaluated for impairment on an annual basis using a two-step fair-value-based test. The most recent assessment of goodwill impairment was performed as of September 27, 2003, and the recorded goodwill was determined not to be impaired. Amortization of intangible assets was $94 million in 2003, $85 million in 2002 and $85 million 2001. The increase in 2003 resulted from a re-evaluation of the useful life of the intangible assets created at the time of Merck's acquisition of Medco in 1993. During 2002 and 2001, the intangible assets from the Merck acquisition were being amortized over a weighted average useful life of 38 years based on the historical customer retention rate. Effective December 29, 2002, the Company revised the useful life of its intangible assets to 35 years based on an analysis of the useful life of the assets which took into account historical client turnover experience, including recent losses of clients and expected future losses, and the annual intangible assets amortization expense was increased by $9.4 million compared to 2002. In February 2004, we were notified of client decisions to transition their business to other PBMs by the end of 2004. Because these clients were in our client base at the time of the Merck acquisition and therefore were included in the recorded intangible assets, we re-evaluated the weighted average useful life of the assets. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years, with the estimated annual intangible asset amortization expense increasing to $179.9 million from $94.3 million in 2003. The loss of additional clients that were in our customer base at the time of our acquisition by Merck may result in a material noncash impairment charge or accelerated amortization of our intangible assets which would negatively impact our net income.

INTEREST AND OTHER (INCOME) EXPENSE, NET. Interest and other (income) expense, net, was $12.7 million in 2003 and includes $29.3 million in interest expense on the $1,496 million of debt incurred associated with the separation in August of 2003. The weighted average borrowing rate of this debt was approximately 5.1%. Partially offsetting the interest expense is an $11 million gain associated with the sale of a minority equity investment in a nonpublic company and $5.6 million of interest income from positive cash flow and the associated cash balances. Interest and other (income) expense, net, was $8 million in 2002 and $(5) million in 2001. The interest and other (income) expense amount recorded in 2002 includes a $7.0 million swap cancellation fee and $4.0 million of debt issuance charges related to the 2002 public offering that did not materialize, partially offset by interest income. The 2001 interest and other (income) expense amount is comprised primarily of interest income.

PROVISION FOR INCOME TAXES. Our effective tax rate (defined as the percentage relationship of provision for income taxes to income before provision for income taxes) decreased marginally to 41.6% in 2003, compared with 41.7% in 2002. Our effective tax rate was 50.5% in 2001 and would have been 41.9%, excluding the impact of goodwill amortization. Until we adopted SFAS 142 in 2002 and ceased to amortize goodwill, our effective tax rate was higher than our applicable combined statutory tax rate because we did not receive a tax deduction for our goodwill amortization expense.

NET INCOME AND EARNINGS PER SHARE. Net income as a percentage of net revenues was 1.2% in 2003, 1.1% in 2002 and 0.9% in 2001, as a result of the aforementioned factors.

Basic earnings per share increased 17.9% in 2003. The weighted average shares outstanding were 270.1 million for 2003. Diluted earnings per share increased 17.2% in 2003. The diluted weighted average shares outstanding were 270.8 million for 2003.

TRANSACTIONS WITH MERCK

We were a wholly-owned subsidiary of Merck from November 18, 1993, through August 19, 2003. For the majority of that period, Merck provided us with various services, including finance, legal, public affairs, executive oversight, human resources, procurement and other services. Our historical financial statements include expense allocations related to these services, which diminished as we prepared for our separation from Merck. These expense allocations are reflected in selling, general and administrative expenses and amounted to $0.4 million in 2003 (all of which was recorded in the first quarter), $27.4 million in 2002 and $26.4 million in 2001. We consider these allocations to be reasonable reflections of the utilization of services provided. By the separation date, we had assumed full responsibility for these services and the related expenses.

Our cost of mail order inventory purchased from Merck included in cost of revenues totaled $930.4 million in 2003 through the separation date of August 19, 2003, $1,415.0 million in 2002 and $1,344.7 million in 2001. This inventory from Merck was recorded at a price that we believe approximated the price an unrelated third party would pay. During these periods, purchases from Merck as a percentage of our total cost of revenues remained consistently in the 4% to 5% range.

We also generated revenues from sales to Merck of PBM and other services, amounting to $78.0 million in 2003 through the separation date of August 19, 2003, $115.2 million in 2002 and $99.9 million in 2001. Revenues derived from sales to Merck were not material in relation to overall revenues in these periods.

In connection with the separation, we entered into a managed care agreement with Merck. The managed care agreement includes terms related to market share performance levels, formulary access rebates and market share rebates payable by Merck, as well as other provisions, including liquidated damages which do not represent a guarantee which would require that a liability be recorded in the balance sheet at fair value upon issuance. We record rebates from Merck in cost of revenues based upon the volume of Merck prescription drugs dispensed through our retail pharmacy networks and by our mail order pharmacies. The gross earned rebates from Merck totaled $301.1 million in 2003 through the separation date of August 19, 2003, $443.9 million in 2002 and $439.4 million in 2001.

We also entered into a tax responsibility allocation agreement with Merck. The tax responsibility allocation agreement includes, among other items, terms for the filing and payment of income taxes through the separation date. Prior to May 21, 2002, the Company was structured as a single member limited liability company, with Merck as the sole member. Effective May 21, 2002, the Company converted from a limited liability company wholly-owned by Merck to a corporation wholly-owned by Merck (the "incorporation"). For the period up to the separation date, Merck was charged federal taxes on our income as part of Merck's consolidated tax return, and our liability for federal income taxes was paid to Merck as part of the settlement of the net intercompany receivable from Merck.

For state income taxes prior to our incorporation, Merck was taxed on our income and our liability was paid to Merck in the settlement of the net intercompany receivable from Merck. This is also generally the case for the post-incorporation period through the separation date in states where Merck filed a unitary or combined tax return. In states where Merck does not file a unitary or combined tax return, we are generally responsible since incorporation for filing and paying the associated taxes, with our estimated state tax liability reflected in accrued expenses and other current liabilities. Subsequent to the date of separation, we are responsible for filing our own federal and state tax returns and making the associated payments.

In addition to the managed care agreement and tax responsibility agreement, we entered into an indemnification and insurance matters agreement where, among other items, we may be obligated to indemnify Merck for lawsuits where Medco and Merck are named as defendants, as well as a master separation and distribution agreement and other related agreements.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS. The following table presents selected data from our consolidated statements of cash flows:

FOR FISCAL YEARS ENDED ($ in millions)	DECEMBER 27, 2003	INCREASE (DECREASE)	DECEMBER 28, 2002	INCREASE (DECREASE)	DECEMBER 29, 2001
Net cash provided by operating activities	$1,123.9	$ 653.6	$ 470.3	$(188.5)	$ 658.8
Net cash used by investing activities	(119.1)	121.3	(240.4)	89.8	(330.2)
Net cash used by financing activities	(380.7)	(148.9)	(231.8)	109.1	(340.9)
Net increase (decrease) in cash and cash equivalents	$ 624.1	$ 626.0	$ (1.9)	$ 10.4	$ (12.3)
Cash and cash equivalents at beginning of year	$ 14.4	$ (1.9)	$ 16.3	$ (12.3)	$ 28.6
Cash and cash equivalents at end of year	$ 638.5	$ 624.1	$ 14.4	$ (1.9)	$ 16.3

Operating Activities. The increase in net cash provided by operating activities in 2003 of $654 million reflects a $761 million increase in cash flows from accounts receivable, net, principally resulting from collections of rebates receivable from pharmaceutical manufacturers. Accounts receivable, net, increased in 2002 as a result of new or renewed agreements with pharmaceutical manufacturers in 2002, which upon initiation required greater time for bill preparation. These bills were brought to a more current status in 2003, with a corresponding increase in cash receipts from collections of billed amounts. Accounts receivable, net, also benefited from the timing of customer billings. We also reflected a $268 million increase in cash flows from current liabilities, generated by increases in taxes payable and increased accruals including those related to severance actions. Partially offsetting these increases are decreases in cash flows of $294 million from changes in inventories, net, and $200 million from changes in deferred income taxes. The inventory impact principally results from lower inventory purchases in 2002, which benefited from significant one-time inventory investments made in 2001 to support the opening of our dispensing pharmacy in Willingboro, New Jersey. The deferred income tax change primarily reflects the impact of timing differences between accounting and tax records relative to the deductions for rebates passed back to clients as well as certain accrued expenses. These timing differences will generally reverse within a year as the related payments are made.

The decrease in net cash provided by operating activities in 2002 of $189 million resulted from reduced cash flows for changes in accounts receivable, net, amounting to $553 million, and a $196 million reduction from changes in current liabilities, partially offset by increased cash flows from changes in inventories, net, of $351 million and increased cash flows from changes in other noncurrent assets of $85 million. The changes in accounts receivable, net, and inventories, net, result from the matters discussed above. The current liabilities changes principally relate to the timing of inventory purchases and the associated impact on accounts payable, and the other noncurrent assets change reflects significant client implementation allowances paid in 2001.

Through the separation date of August 19, 2003, net cash from operating activities excluded various items paid to or by Merck on our behalf, such as tax payments made by Merck, and other items, which are reflected in the intercompany transfer from (to) Merck, net, in our cash flows from financing activities. Amounts so reflected for taxes paid by Merck, which represent our federal income tax provision and state income tax provision in states where Merck files a unitary or combined return, were $137 million through the separation date of August 19, 2003, $259 million in 2002 and $262 million in 2001.

Accordingly, our net cash from operating activities does not fully reflect what our cash flows would have been had we been a separate company prior to August 19, 2003. Subsequent to August 19, 2003, tax payments are reflected in our net cash flows from operating activities.

Investing Activities. The decrease in net cash used by investing activities in 2003 of $121 million is principally attributable to reduced capital expenditures of $110 million. Capital expenditures were higher in 2002 from investments required by the Health Insurance Portability and Accountability Act of 1996, the investment in prescription order processing technologies in our mail order pharmacies, as well as new member servicing capabilities. These 2002 investments were made in addition to the ongoing improvements to our technology, automation and internet capabilities, which continued throughout 2003. The decrease in net cash used by investing activities in 2002 of $90 million results from an $87 million reduction in capital expenditures, as 2001 reflected significant investments in the Willingboro, New Jersey, dispensing pharmacy as well as call center pharmacies.

Purchases and proceeds from securities and other investments, which relate to investment activities of our insurance companies, remained balanced in all years presented.

Financing Activities. The increase in net cash used by financing activities in 2003 of $149 million primarily reflects the payment of $2.0 billion in dividends to Merck and the payment of $21 million in related debt issuance costs, offset by the proceeds from incurrence of $1,396 million of long-term debt, $100 million of short-term debt drawn down under the accounts receivable financing facility and a $464 million change in the intercompany receivable from Merck, all transacted as a result of our separation from Merck in August 2003. The $100 million in short-term debt drawn down under the accounts receivable financing facility was repaid in October 2003. Cash flows used by investing activities prior to August 2003 reflect Merck's historical management of our treasury operations and cash position. Net cash received from (provided to) Merck was $232 million in 2003, $(232) million in 2002 and $(341) million in 2001. The increase in 2003 from 2002 and the decrease in 2002 from 2001 in the net cash provided to Merck results from the factors discussed above for operating and investing activities.

On August 8, 2003, in conjunction with our separation from Merck, we settled the net intercompany receivable from Merck as of July 31, 2003 at its recorded amount of $564.7 million. On August 12, 2003, we completed an underwritten public offering of $500 million aggregate principal amount of ten-year senior notes at a price to the public of 99.195 percent of par value. The senior notes bear interest at a rate of 7.25 percent per annum and mature on August 15, 2013. We also borrowed $900 million in term loans under a $1,150 million senior secured credit facility which also includes a revolving credit facility amounting to $250 million, and drew down $100 million under a $500 million accounts receivable financing facility. The proceeds from these borrowings and the amount received through the settlement of the net intercompany receivable from Merck were used to pay $2.0 billion in cash dividends to Merck. Of the $2.0 billion in cash dividends paid to Merck, $500.4 million, representing the accumulated retained earnings from May 25, 2002, through August 19, 2003, was applied to retained earnings and the balance of $1,499.6 million was applied to additional paid-in capital.

In determining the amount of the dividends, our then-comprised Board of Directors and Merck considered our ability to service the debt we incurred to pay the dividends and the appropriate capital structure for our company to be able to compete effectively in our industry.

The estimated weighted average annual interest rate on the above indebtedness is 5.1 percent. Several factors could change the weighted average annual interest rate, including but not limited to a change in reference rates used under our credit facilities. A 25 basis point change in the weighted average annual interest rate relating to the credit facilities balances outstanding as of December 27, 2003, which are subject to variable interest rates based on the London Interbank Offered Rate ("LIBOR"), would yield a $2.25 million change in annual interest expense. The current interest rate environment, and in particular, the relationship of LIBOR to the fixed indices, may provide an opportunity for us to take actions to reduce our interest rates and our overall interest expense in the near term.

The senior secured credit facility and the accounts receivable financing facility contain covenants, including, among other items, limitations on capital expenditures, minimum fixed charges and total leverage ratios. In addition, the senior notes contain covenants including, among other items, restrictions on additional indebtedness, dividends, share repurchases, and asset sales and liens. We may incur additional indebtedness by drawing down under our senior secured revolving credit facility or accounts receivable financing facility. Amounts currently available under our senior secured revolving credit facility are reduced by approximately $84 million in issued letters of credit.

Total cash and short-term investments as of December 27, 2003, were $698 million, including $638 million in cash and cash equivalents. Total cash and short-term investments as of December 28, 2002, were $87 million, including $14 million in cash and cash equivalents. The increase of $611 million in cash and short-term investments reflects an increase due to positive cash flows from operations attributable to improved accounts receivable cash flows and the timing of customer billings.

EBITDA. We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income, and cash flow from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net income are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies.

The following table reconciles our reported net income to EBITDA and presents EBITDA per adjusted prescription:

FOR THE FISCAL YEARS ENDED ($ in millions)	DECEMBER 27, 2003	DECEMBER 28, 2002	DECEMBER 29, 2001
Net income	**$ 425.8**	$ 361.6	$ 256.6
Add (deduct):			
Interest and other (income) expense, net	**23.7**(1)	7.9(2)	(4.6)
Provision for income taxes	**302.9**	258.7	261.7
Depreciation expense	**189.0**	172.5	131.1
Amortization expense	**94.3**	84.9	191.8
EBITDA	**$1,035.7**	$ 885.6	$ 836.6
Adjusted prescriptions(3)	**688.2**	711.6	686.6
EBITDA per adjusted prescription	**$ 1.50**	$ 1.24	$ 1.22

(1) Excludes a one-time gain of $11 million from the sale of a minority equity investment in a nonpublic company in the first quarter of 2003.

(2) Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in the second quarter of 2002.

(3) Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

EBITDA per adjusted prescription increased by $0.26 or 21% for 2003 compared with 2002, and 2002 exceeded 2001 by $0.02 or 1.6%. Net income for 2003 exceeded 2002 by 17.8% and 2002 exceeded 2001 by 40.9%. The 2003 growth rate for EBITDA per adjusted prescription exceeded the net income growth rate primarily as a result of interest expense associated with the debt incurred in conjunction with our separation from Merck. The 2002 growth rate for EBITDA per adjusted prescription was lower than the net income growth rate primarily due to the implementation in 2002 of SFAS 142, whereby we ceased amortizing goodwill.

CONTRACTUAL OBLIGATIONS. As of December 27, 2003, we had contractual cash obligations for purchase commitments of $14.8 million for 2004, which relate primarily to contractual commitments to purchase pharmaceutical inventory from a manufacturer. We lease pharmacy and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, we lease pill dispensing and counting machines and other operating equipment for use in our mail order dispensing facilities and computer equipment for use in our data center.

The following table presents certain of our contractual obligations as of December 27, 2003, as well as our long-term debt obligations, including the current portion of long-term debt:

PAYMENTS DUE BY PERIOD

($ in millions)	TOTAL	2004	2005-2006	2007-2008	THEREAFTER
Long-term debt obligations, including current portion	$1,400.0	$50.0	$160.0	$215.0	$975.0
Operating lease obligations	96.6	30.5	46.6	11.0	8.5
Purchase obligation	14.8	14.8	–	–	–
Total	$1,511.4	$95.3	$206.6	$226.0	$983.5

In addition, as of December 27, 2003, we had letters of credit of $8.5 million associated with our senior secured revolving credit facility.

INTEREST RATE AND FOREIGN EXCHANGE RISK

We have floating rate debt that is subject to interest rate volatility. A 25 basis point change in the weighted average annual interest rate relating to the credit facilities balances outstanding as of December 27, 2003, which are subject to variable interest rates based on LIBOR, would yield a $2.25 million change in annual interest expense. In addition, we operate our business within the United States and Puerto Rico and execute all transactions in U.S. dollars and therefore, we have no foreign exchange risk.

We are assessing the significance of interest rate market risk and are implementing strategies to manage this risk including the execution of interest rate swap transactions. This may also include a debt refinancing designed to reduce our overall interest expense. We do not expect our cash flows to be affected to any significant degree by a sudden change in market interest rates.

LOOKING FORWARD

In February 2004, we announced that we expect our 2004 diluted earnings per share to be in the range of $1.64 to $1.75. We expect this growth to be driven by gross margin from higher mail order and generic penetration. In addition, we anticipate efficiency gains in our pharmacy and call center operations as well as selling, general and administrative areas, net of increased interest expense resulting from a full year of debt outstanding.

We believe that our 2004 cash flows will continue to be positive and adequate to fund our ongoing operations, debt service, and capital and strategic investments. It is anticipated that our 2004 capital expenditures will not exceed $150 million. We expect to contribute $9.0 million in cash to satisfy our minimum pension funding requirements.

We do not expect to pay cash dividends in the foreseeable future. Moreover, the terms of the credit agreement governing our senior secured credit facility and the indenture governing our ten-year senior unsecured notes limit the amount of dividends we may pay. Payment of future cash dividends, if any, will be at the discretion of our Board of Directors in accordance with applicable law after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, plans for expansion and contractual restrictions with respect to the payment of dividends.

The majority of our clients contract with us for periods ranging from three to five years, with some of longer duration. Therefore, a significant portion of our book of business may be subject to renewal in any given year. Historical retention rates are not necessarily indicative of future retention rates. In February 2004, we were notified of client decisions to transition their business to other PBMs. Because these clients were in our client base at the time of the Merck acquisition and therefore were included in the recorded intangible assets, we re-evaluated the weighted average useful life of the assets. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years, with the estimated annual intangible asset amortization expense increasing to $179.9 million from $94.3 million in 2003. The loss of additional clients that were in our customer base at the time of our acquisition by Merck may result in a material noncash impairment charge or accelerated amortization of our intangible assets which would negatively impact our net income.

USE OF ESTIMATES AND CRITICAL ACCOUNTING POLICIES

USE OF ESTIMATES. The preparation of consolidated financial statements requires companies to include certain amounts that are based on management's best estimates and judgments. In preparing the consolidated financial statements, management reviewed its accounting policies and believes that these accounting policies are appropriate for a fair presentation of our financial position, results of operations and of cash flows. Several of these accounting policies contain estimates, the most significant of which are discussed below. Actual results may differ from those estimates, and it is possible that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate actual results. We discuss the impact and any associated risks related to these policies on our business operations throughout this "Management's Discussion and Analysis" section.

CRITICAL ACCOUNTING POLICIES. We describe below what we believe to be our critical accounting policies.

Revenue Recognition. Our revenues are derived principally from sales of prescription drugs to our clients, either through our networks of contractually affiliated retail pharmacies or our mail order pharmacies. We recognize these revenues when the prescriptions are dispensed through retail pharmacies in our contractually affiliated networks or our mail order pharmacies and received by our members. We have determined that our responsibilities under our client contracts to adjudicate member claims properly and control clients' drug spend, our separate contractual pricing relationships and responsibilities to the retail pharmacies in our networks, and our interaction with members, among other indicators, qualify us as the principal under the indicators set forth in EITF 99-19, "Reporting Gross Revenue as a Principal vs. Net as an Agent," in most of our transactions with customers. Our responsibilities under our client contracts include validating that the patient is a member of the client's plan and that the prescription drug is in the applicable formulary, instructing the pharmacist as to the prescription price and the co-payment due from the patient who is a member of a client's plan, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting medically appropriate generic alternatives to control drug cost to our clients and their members, and approving the prescription for dispensing. We recognize revenues from our retail network contracts where we are the principal and our mail order pharmacies, on a gross reporting basis, in accordance with EITF 99-19 at the prescription price (ingredient cost plus dispensing fee) negotiated with our clients, including the portion of the price to be settled directly by the member (co-payment) plus our administrative fees. Although we do not have credit risk with respect to retail co-payments, all of the above indicators of gross treatment are present. In addition, we view these co-payments as a mechanism that we negotiate with our clients to help them manage their retained prescription drug spending costs, and the level of co-payments does not affect our rebates or margin on the transaction. In the limited instances where the terms of our contracts and nature of our involvement in the prescription fulfillment process do not qualify us as a principal under EITF 99-19, our revenues on those transactions consist of the administrative fee paid to us by our clients.

We deduct from our revenues the manufacturers' rebates that are earned by our clients based on their members' utilization of brand formulary drugs. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers' rebates earned by our clients. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid, generally on a quarterly basis, or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Adjustments to our estimates have not been material to our quarterly or annual results of operations. We also deduct from our revenues discounts offered and other payments made to our clients. Other payments include, for example, implementation allowances and payments related to performance guarantees. Where we provide implementation or other allowances to clients upon contract initiation, we capitalize these payments and amortize them generally on a straight-line basis over the life of the contract as a reduction of revenue only if these payments are refundable upon cancellation or relate to noncancelable contracts.

Rebates Receivable and Payable. Rebates receivable from pharmaceutical manufacturers are earned based upon the dispensing of prescriptions at either pharmacies in our retail networks or our mail order pharmacies, and are recorded as a reduction of cost of revenues and are included in accounts receivable, net. We accrue rebates receivable by multiplying estimated rebatable prescription drugs dispensed by the pharmacies in our retail networks, or dispensed by our mail order pharmacies, by the contractually agreed manufacturer rebate amount, which in certain cases may be based on estimated market share data. We revise rebates receivable estimates to actual, with the difference recorded to cost of revenues, when third party market share data is available and final rebatable prescriptions are calculated, and rebates are billed to the manufacturer, generally 30 to 90 days subsequent to the end of the applicable quarter. Historically, the effect of adjustments resulting from the reconciliation of our estimated rebates recognized and recorded to actual amounts billed has not been material to our results of operations. Rebates payable to clients are estimated and accrued as a reduction in accounts receivable, net, based upon the prescription drugs dispensed by the pharmacies in our retail networks or by our mail order pharmacies. Rebates are generally paid to clients on a quarterly basis after collection of rebates receivable from manufacturers, at which time rebates payable are revised to reflect amounts due. Typically, our client contracts give the client the right to audit our calculation of pharmaceutical manufacturers' rebates passed back to them. In addition, our contracts with pharmaceutical manufacturers generally give the manufacturer the right to audit our calculation of amounts billed to them. To date, adjustments related to these audits have not been material.

Contract Profitability. We monitor contract profitability periodically throughout the term of each contract and if the contract would result in a loss over its total life, we would record a charge to earnings immediately for the entire amount of the loss. To date, no charges have been required.

Allocations from Merck. Our historical financial statements include allocations of certain corporate functions historically provided by Merck prior to the separation, such as finance, legal, public affairs, executive oversight, human resources, procurement and other services. These allocations were made using relative percentages of operating expenses, pre-tax income, headcount, the effort expended by Merck for us compared with its other operations, or other reasonable methods. We consider these allocations to be reasonable reflections of the utilization of services provided. By the separation date, we had assumed full responsibility for these services and the related expenses.

Income Taxes. As described previously in our "Transactions with Merck" section, Merck is responsible through the separation date for the filing of federal income taxes, and state income taxes where Merck files a unitary or combined return. As described further in Note 12 to our consolidated financial statements included in this annual report, under the terms of the tax responsibility allocation agreement with Merck, the Company is responsible for the payment of federal income taxes and all state income taxes on income earned subsequent to the date of the separation, except that the Company is also generally responsible for state income taxes on income earned subsequent to the May 2002 date of the incorporation in states where Merck does not file a unitary or combined return. These federal and state income tax liabilities are reflected in accrued expenses and other current liabilities. Merck is responsible for the payment of federal and state income taxes on income earned prior to the aforementioned transition dates. Those federal and state income tax liabilities were reflected in "Due from Merck, net." The Company records deferred tax assets and liabilities based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates.

Due to our incorporation in May 2002 and our separation from Merck in August 2003, we do not have substantial tax filing history as an independent company. The significant estimates reflected in our tax provision include taxable income and our state apportionment rate. Because these estimates have been based on our limited history, these estimates may change in future periods as our business evolves and we make future tax filings.

Property and Equipment. We state property and equipment at cost less accumulated depreciation and amortization. We calculate depreciation using the straight-line method for assets with useful lives ranging from three to 45 years. We amortize leasehold improvements over the shorter of the remaining life of the lease or the useful lives of the assets.

Software Developed for Internal Use. We invest significantly in developing software to meet the needs of our clients. We have adopted American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred.

Goodwill and Intangible Assets. Goodwill primarily represents the push-down of the excess of acquisition costs over the fair value of our net assets from our acquisition by Merck in 1993, and, to a significantly lesser extent, our acquisition of ProVantage in 2000. Effective December 30, 2001, we adopted SFAS 142, which requires us to cease amortization of goodwill and to test goodwill for impairment upon adoption and at least annually thereafter. To determine whether goodwill has been impaired, we must first determine the fair value of the Company. This determination involves significant judgment. If we conclude that our fair value is less than our book value, SFAS 142 requires us to allocate our fair value to our assets and liabilities as if we had been acquired at that fair value. We must record an impairment charge to the extent recorded goodwill exceeds the amount of goodwill resulting from this allocation. The most recent assessment of goodwill impairment was performed as of September 27, 2003, and the recorded goodwill was determined not to be impaired.

Our intangible assets primarily represent the value of customer relationships that was recorded upon our acquisition in 1993 by Merck. These assets are reviewed for impairment whenever events, such as losses of significant clients, or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, we compare the carrying amount of the assets to the undiscounted pre-tax expected future cash flows derived from the lowest appropriate asset grouping. If this comparison indicates that there is an impairment, the amount of the impairment is calculated using discounted expected future cash flows. We performed an impairment test as of December 27, 2003, and the intangible assets were determined not to be impaired. In addition, we continually assess the amortizable lives of our intangible assets, taking into account historical client turnover experience, including recent losses of clients and expected future losses, to ensure they reflect current circumstances. Until December 28, 2002, the intangible assets from the Merck acquisition were being amortized over a weighted average useful life of 38 years. Effective as of the beginning of fiscal year 2003, we revised the weighted average useful life of the intangible assets to 35 years, with the annual intangible asset amortization expense increasing by $9.4 million compared to 2002. Effective as of the beginning of the 2004 fiscal year, the weighted average useful life was revised from 35 years to 23 years, with the estimated annual intangible asset amortization expense increasing to $179.9 million from $94.3 million in 2003.

Pension and Other Postretirement Benefit Plans. Pension and other postretirement benefit plan information for financial reporting purposes is calculated using actuarial assumptions, including a discount rate for plan benefit obligations and an expected rate of return on pension plan assets.

We reassess our benefit plan assumptions on a regular basis. For both the pension and other postretirement benefit plans, the discount rate is evaluated annually and modified to reflect the prevailing market rate at the end of our fiscal year of a portfolio of high-quality (AA and above) fixed-income debt instruments that would provide the future cash flows needed to pay the benefits included in the benefit obligation as they come due. At December 27, 2003, we changed the discount rate to 6.0% from 6.5% for our pension and other postretirement benefit plans.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, we consider long-term compound annualized returns of historical market data as well as historical actual returns on our plan assets. Using this reference information, we develop forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories. As a result of this analysis, for 2004, we changed the expected rate of return from 8.75% to 8.0% for our pension plan.

Actuarial assumptions are based on management's best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $1.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $0.2 million favorable (unfavorable) impact on net pension cost. Therefore, holding all other assumptions constant, the aforementioned change in the discount rate and asset rate of return results in a $4.0 million increase in the net pension and other postretirement benefit cost for 2004.

The healthcare cost trend rate for other postretirement benefit plans for 2004 is 11.5%. The Compensation Committee of the Board of Directors approved a change to the postretirement health benefit plan which included changes to age and service requirements, introduction of a limit (or cap) on company subsidies to be based on 2004 costs, and reduced subsidies for spouses and dependents. Since the plan will be capped based on 2004 costs, employer liability will not be affected by trend after 2004. We expect that this plan change will result in approximately $15 million of net postretirement benefit cost reductions in 2004 compared to 2003.

For additional information on pension and other postretirement plans, see Note 7 to our consolidated financial statements included in this annual report.

Contingencies. We are currently involved in various legal proceedings and commercial disputes with clients and suppliers that arise from time to time in the ordinary course of business. We have considered these proceedings and disputes in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, "Accounting for Contingencies." Our recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management's strategy with regard to the settlement of such claims or defense against such claims. The determination of these reserves involves a significant amount of management judgment. We do not believe that the ultimate resolution of these contingencies will have a material adverse effect on our consolidated financial position or liquidity as set forth in our consolidated financial statements for the year ended December 27, 2003. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of these matters or by expense provisions relating to changes in our assumptions or our strategies related to these proceedings. For additional information on contingencies, see Note 10 to our consolidated financial statements included in this annual report.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation provisions of FIN 46 were originally effective for financial periods ending after July 15, 2003. In October 2003, the FASB issued Staff Position FIN 46-6, "Effective Date of FIN 46," which delays the implementation date to financial periods ending after December 31, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. The Company does not have any variable interest entities that would require consolidation under FIN 46 and FIN46R. Therefore, the Company does not expect the adoption of these standards to have a material impact on the results of operations, cash flows or financial position.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify these forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors. These factors include:

- *Competition in the PBM industry and in the healthcare industry generally*
- *Pressure on discounts and rebates from pharmaceutical manufacturers and margins in the PBM industry*
- *The impact on our business and competitive position of our managed care agreement with Merck*
- *Our ability to obtain new clients and the possible termination of, or unfavorable modification to, contracts with key clients*
- *Possible contractual or regulatory changes affecting pricing, rebates, discounts, or other practices of pharmaceutical manufacturers*
- *Risks associated with our indebtedness and debt service obligations*
- *Risks associated with our ability to continue to develop innovative programs and services*
- *Governmental investigations and governmental and qui tam actions filed against us*
- *Liability and other claims asserted against us*
- *Risks related to bioterrorism and mail tampering*
- *Risks related to rapid changes in technology and our ability to protect our technology and enforce our intellectual property and contract rights*
- *Developments in the healthcare industry, including the impact of increases in healthcare costs, changes in drug utilization and cost patterns and the introduction of new drugs*
- *New or existing governmental regulations and changes in, or the failure to comply with, governmental regulations*
- *The possibility of a material noncash charge to income if our recorded goodwill is impaired*
- *The possibility of a material noncash charge to income if our recorded intangible assets are impaired or require accelerated amortization from a change in the remaining useful life*
- *Legislative proposals that impact our industry or the way we do business; and general economic and business conditions*

The foregoing list of factors is not exhaustive. One should carefully consider the foregoing factors and the other uncertainties and potential events described in our annual report on Form 10-K, our registration statements on Form 10 (SEC File No. 1-31312) and Form S-1 (SEC File No. 333-86404), and other documents filed from time to time with the Securities and Exchange Commission.

CONDENSED INTERIM FINANCIAL DATA (UNAUDITED)

($ in millions, except per share amounts) 2003	4TH QUARTER	3RD QUARTER	2ND QUARTER	1ST QUARTER
Product net revenues(1)	$8,909.5	$8,447.9	$8,317.8	$8,237.9
Service revenues	92.4	76.1	86.7	96.2
Total net revenues(1)	9,001.9	8,524.0	8,404.5	8,334.1
Cost of operations:				
Cost of product net revenues(1)	8,540.1	8,087.5	7,985.5	7,939.5
Cost of service revenues	48.8	47.7	48.1	45.1
Total cost of revenues(1)	8,588.9	8,135.2	8,033.6	7,984.6
Selling, general and administrative expenses	170.9	184.8	167.7	163.0
Amortization of intangibles	23.6	23.6	23.6	23.6
Interest and other (income) expense, net	16.1	8.7	(0.4)	(11.7)
Total cost of operations	8,799.5	8,352.3	8,224.5	8,159.5
Income before provision for income taxes	202.4	171.7	180.0	174.6
Provision for income taxes	84.1	71.4	74.8	72.6
Net income	$ 118.3	$ 100.3	$ 105.2	$ 102.0
Basic earnings per share:				
Weighted average shares outstanding	270.3	270.0	270.0	270.0
Earnings per share	$ 0.44	$ 0.37	$ 0.39	$ 0.38
Diluted earnings per share:				
Weighted average shares outstanding	272.8	270.2	270.0	270.0
Earnings per share	$ 0.43	$ 0.37	$ 0.39	$ 0.38

2002	4TH QUARTER	3RD QUARTER	2ND QUARTER	1ST QUARTER
Product net revenues(2)	$8,440.6	$7,937.3	$8,266.0	$7,929.0
Service revenues	99.0	102.0	97.4	87.1
Total net revenues(2)	8,539.6	8,039.3	8,363.4	8,016.1
Cost of operations:				
Cost of product net revenues(2)	8,132.8	7,650.7	7,986.6	7,713.8
Cost of service revenues	46.2	45.5	38.1	44.0
Total cost of revenues(2)	8,179.0	7,696.2	8,024.7	7,757.8
Selling, general and administrative expenses	156.9	166.9	128.6	135.2
Amortization of intangibles	21.2	21.2	21.2	21.2
Interest and other (income) expense, net	(0.5)	–	9.4	(0.8)
Total cost of operations	8,356.6	7,884.3	8,183.9	7,913.4
Income before provision for income taxes	183.0	155.0	179.5	102.7
Provision for income taxes	75.8	64.8	74.9	43.1
Net income	$ 107.2	$ 90.2	$ 104.6	$ 59.6
Basic earnings per share:				
Weighted average shares outstanding	270.0	270.0	270.0	270.0
Earnings per share	$ 0.40	$ 0.33	$ 0.39	$ 0.22
Diluted earnings per share:				
Weighted average shares outstanding	270.0	270.0	270.0	270.0
Earnings per share	$ 0.40	$ 0.33	$ 0.39	$ 0.22

(1) Includes retail co-payments of $1,820 million for the fourth quarter, $1,686 million for the third quarter, $1,666 million for the second quarter and $1,677 million for the first quarter of 2003.

(2) Includes retail co-payments of $1,652 million for the fourth quarter, $1,534 million for the third quarter, $1,631 million for the second quarter and $1,640 million for the first quarter of 2002.

Note: The fourth quarter of 2003 includes $18 million for restructuring costs, $17 million for litigation expenses and net reserves for client disputes, and a $15 million charge for adverse purchase commitments.

The management of Medco Health Solutions, Inc. ("the Company") is responsible for the objectivity and integrity of the accompanying consolidated financial statements. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and include amounts, where necessary, based on the best estimates and judgments of management.

The Company maintains a system of internal controls that is designed to provide reasonable assurance that transactions are executed as authorized and accurately recorded, that assets are appropriately safeguarded, and that accounting records are sufficiently reliable to permit the preparation of the consolidated financial statements. The system of internal controls is comprised of policies and procedures that provide control over specific inherent risks associated with the processing of transactions; an organizational structure that provides appropriate segregation of duties; and careful selection, training and development of operating and financial managers. The Company also has a disclosure committee and maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934 is appropriately reflected and reported within the specified time periods. The system of internal controls is monitored through self-assessments and internal audits.

Management is in the process of addressing the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 associated with internal controls over financial reporting, which will be required for future fiscal years beginning with our fiscal year ending December 25, 2004.

The Company operates with effective corporate governance from its Board of Directors, and it has a code of business conduct and ethics applicable to its directors, officers and employees. Additionally, the Company operates within specific grants of authority as delegated by the Board of Directors. The Board of Directors is comprised of experienced professionals with diverse expertise, who meet the required standards for independence, and who provide effective oversight and representation for the Company's shareholders. The Board of Directors has a Corporate Governance and Nominating Committee, Audit Committee and Compensation Committee, each of which consists solely of independent directors. The Corporate Governance and Nominating Committee is responsible for oversight of corporate governance guidelines, the identification of potential director candidates, and the evaluation of the performance of the Board of Directors and management. The Audit Committee is comprised of directors with the appropriate financial knowledge to provide effective oversight. The Audit Committee's responsibilities include review and approval of the accounting principles used in the Company's financial reporting, as well as a review of internal auditing procedures and the adequacy of the Company's internal controls. The Compensation Committee reviews, and makes recommendations to the Board of Directors with respect to, the compensation and benefits of the Company's employees, including executive officers and consultants; the administration of the Company's employee benefit plans, and the Company's stock option grants and other incentive arrangements.

The Audit Committee has engaged independent auditors, PricewaterhouseCoopers LLP, to audit and render an opinion regarding the fair presentation of the Company's consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards which includes a consideration of the internal control structure and selected tests of internal controls to the extent they considered necessary to support their opinion.

The system of internal controls is improved and modified as necessary as a result of an evolving business environment and recommendations of the Company's internal auditors and independent auditors. In management's opinion, the consolidated financial statements and other financial information included in this annual report present fairly, in all material respects, the financial condition, results of operations and cash flows of the Company.

David B. Snow, Jr.
Chairman, President, & Chief Executive Officer

JoAnn A. Reed
Senior Vice President, Finance & Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of
Medco Health Solutions, Inc.:

In our opinion, the accompanying consolidated financial statements listed in the index above present fairly, in all material respects, the financial position of Medco Health Solutions, Inc. and its subsidiaries (the "Company") at December 27, 2003 and December 28, 2002, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company was a wholly-owned subsidiary of Merck & Co., Inc. ("Merck") until August 19, 2003 and had significant intercompany transactions with Merck. On August 19, 2003, Merck completed the distribution to its shareholders of all of the outstanding common stock of the Company. The Company's relationship with Merck is governed by various agreements entered into in connection with the distribution. These matters are discussed in Notes 1 and 12 to the consolidated financial statements.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

PricewaterhouseCoopers LLP

Florham Park, N.J.

January 27, 2004, except for Note 13,
as to which the date is February 17, 2004

Medco Health Solutions, Inc.

CONSOLIDATED BALANCE SHEETS

($ in millions, except for share data)	DECEMBER 27, 2003	DECEMBER 28, 2002
ASSETS		
Current assets:		
Cash and cash equivalents	$ 638.5	$ 14.4
Short-term investments	59.5	72.5
Accounts receivable, net	1,394.0	1,562.2
Due from Merck, net	–	231.8
Inventories, net	1,213.4	1,062.7
Prepaid expenses and other current assets	95.5	69.7
Deferred tax assets	359.4	213.1
Total current assets	3,760.3	3,226.4
Property and equipment, net	757.3	842.9
Goodwill, net	3,310.2	3,310.2
Intangible assets, net	2,320.5	2,414.8
Other noncurrent assets	114.7	128.2
Total assets	$10,263.0	$9,922.5
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Claims and other accounts payable	$ 1,988.2	$1,718.3
Accrued expenses and other current liabilities	567.1	336.6
Current portion of long-term debt	50.0	–
Total current liabilities	2,605.3	2,054.9
Noncurrent liabilities:		
Long-term debt, net of current portion	1,346.1	–
Deferred tax liabilities	1,177.5	1,197.7
Other noncurrent liabilities	54.1	34.3
Total liabilities	5,183.0	3,286.9
Commitments and contingencies (See Note 10)		
Stockholders' equity:		
Preferred stock, par value $0.01 – authorized: 10,000,000 shares; issued and outstanding: 0 shares	–	–
Common stock, par value $0.01 – authorized: 1,000,000,000 shares; issued and outstanding: 270,532,667 shares in 2003 and 270,000,000 shares in 2002	2.7	2.7
Accumulated other comprehensive income	–	0.1
Additional paid-in capital	4,913.4	6,386.9
Unearned compensation	(7.4)	–
Retained earnings (for the period subsequent to May 25, 2002)	171.3	245.9
Total stockholders' equity	5,080.0	6,635.6
Total liabilities and stockholders' equity	$10,263.0	$9,922.5

The accompanying notes are an integral part of these consolidated financial statements.

Medco Health Solutions, Inc.

CONSOLIDATED STATEMENTS OF INCOME

FOR FISCAL YEARS ENDED *(In millions, except for per share data)*	DECEMBER 27, 2003	DECEMBER 28, 2002	DECEMBER 29, 2001
Product net revenues (Includes retail co-payments of $6,850 for 2003, $6,457 for 2002, and $5,537 for 2001)	$33,913.1	$32,573.0	$28,709.3
Service revenues	351.4	385.5	361.3
Total net revenues	34,264.5	32,958.5	29,070.6
Cost of operations:			
Cost of product net revenues (Includes retail co-payments of $6,850 for 2003, $6,457 for 2002, and $5,537 for 2001)	32,552.7	31,483.9	27,601.1
Cost of service revenues	189.7	173.8	185.6
Total cost of revenues (See Note 12 for a description of transactions with Merck)	32,742.4	31,657.7	27,786.7
Selling, general and administrative expenses	686.4	587.7	578.4
Amortization of goodwill	–	–	106.9
Amortization of intangibles	94.3	84.9	84.9
Interest and other (income) expense, net	12.7	7.9	(4.6)
Total cost of operations	33,535.8	32,338.2	28,552.3
Income before provision for income taxes	728.7	620.3	518.3
Provision for income taxes	302.9	258.7	261.7
Net income	$ 425.8	$ 361.6	$ 256.6
Basic earnings per share:			
Weighted average shares outstanding	270.1	270.0	270.0
Earnings per share	$ 1.58	$ 1.34	$ 0.95
Diluted earnings per share:			
Weighted average shares outstanding	270.8	270.0	270.0
Earnings per share	$ 1.57	$ 1.34	$ 0.95

The accompanying notes are an integral part of these consolidated financial statements.

Medco Health Solutions, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

($ in millions, except for share data)	TOTAL STOCKHOLDERS' EQUITY	$0.01 PAR VALUE COMMON STOCK	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	ADDITIONAL PAID-IN CAPITAL	UNEARNED COMPENSATION	RETAINED EARNINGS*
Balances at December 30, 2000	$ 6,358.3	$2.7	$ 0.1	$ 6,355.5	$ –	$ –
Minimum pension liability, net of tax of $3.0	(5.7)	–	(5.7)	–	–	–
Net income	256.6	–	–	256.6	–	–
Total comprehensive income	250.9	–	(5.7)	256.6	–	–
Net change in intercompany receivable with Merck	(340.9)	–	–	(340.9)	–	–
Balances at December 29, 2001	6,268.3	2.7	(5.6)	6,271.2	–	–
Minimum pension liability, net of tax of $3.0	5.7	–	5.7	–	–	–
Net income	361.6	–	–	115.7	–	245.9
Total comprehensive income	367.3	–	5.7	115.7	–	245.9
Balances at December 28, 2002	6,635.6	2.7	0.1	6,386.9	–	245.9
Net income	**425.8**	**–**	**–**	**–**	**–**	**425.8**
Unrealized loss on investments	**(0.1)**	**–**	**(0.1)**	**–**	**–**	**–**
Total comprehensive income	**425.7**	**–**	**(0.1)**	**–**	**–**	**425.8**
Changes in stockholders' equity related to employee stock plans	**18.7**	**–**	**–**	**26.1**	**(7.4)**	**–**
Dividends paid to Merck	**(2,000.0)**	**–**	**–**	**(1,499.6)**	**–**	**(500.4)**
Balances at December 27, 2003	**$ 5,080.0**	**$2.7**	**–**	**$ 4,913.4**	**$ (7.4)**	**$ 171.3**

**For the period subsequent to May 25, 2002.*

The accompanying notes are an integral part of these consolidated financial statements.

Medco Health Solutions, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR FISCAL YEARS ENDED ($ in millions)	DECEMBER 27, 2003	DECEMBER 28, 2002	DECEMBER 29, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 425.8	$ 361.6	$ 256.6
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation	189.0	172.5	131.1
Amortization of goodwill	–	–	106.9
Amortization of intangibles	94.3	84.9	84.9
Deferred income taxes	(142.0)	57.7	10.5
Other	37.3	4.8	1.0
Net changes in assets and liabilities:			
Accounts receivable	166.7	(593.8)	(41.3)
Inventories	(150.7)	142.9	(208.1)
Other noncurrent assets	33.6	0.8	(84.1)
Current liabilities	475.8	208.0	404.2
Other noncurrent liabilities	19.9	20.1	13.4
Other	(25.8)	10.8	(16.3)
Net cash provided by operating activities	1,123.9	470.3	658.8
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(124.9)	(235.2)	(322.0)
Purchases of securities and other investments	(144.8)	(110.2)	(198.5)
Proceeds from sale of securities and other investments	150.6	105.0	190.6
Other	–	–	(0.3)
Net cash used by investing activities	(119.1)	(240.4)	(330.2)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from long-term debt	1,396.0	–	–
Proceeds under accounts receivable financing facility	100.0	–	–
Repayments under accounts receivable financing facility	(100.0)	–	–
Debt issuance costs	(20.6)	–	–
Dividends paid to Merck	(2,000.0)	–	–
Proceeds from exercise of stock options	12.1	–	–
Intercompany transfer from (to) Merck, net	231.8	(231.8)	(340.9)
Net cash used by financing activities	(380.7)	(231.8)	(340.9)
Net increase (decrease) in cash and cash equivalents	$ 624.1	$ (1.9)	$ (12.3)
Cash and cash equivalents at beginning of year	$ 14.4	$ 16.3	$ 28.6
Cash and cash equivalents at end of year	$ 638.5	$ 14.4	$ 16.3
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 11.4	$ –	$ –
Income taxes	$ 279.8	$ 201.0	$ 251.7

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND BASIS OF PRESENTATION

Medco Health Solutions, Inc., ("Medco" or the "Company"), provides prescription benefit management ("PBM") services and programs for its clients and the members of their pharmacy benefit plans, as well as for the physicians and pharmacies the members use. The Company's programs and services help its clients moderate the cost and enhance the quality of the prescription drug benefits they offer to their members. The Company accomplishes this primarily by negotiating competitive rebates and discounts from pharmaceutical manufacturers, obtaining competitive discounts from retail pharmacies, and effectively managing prescriptions filled through its national networks of retail pharmacies or its own mail order pharmacies.

The Company was previously a wholly-owned subsidiary of Merck & Co., Inc., ("Merck"). On August 5, 2003, Merck announced that it had declared a special dividend of all the outstanding shares of common stock of Medco. On August 19, 2003, Merck stockholders of record as of August 12, 2003 received 0.1206 shares of Medco common stock for every one share of Merck common stock held (the "separation") and the Company was spun off as a separate publicly traded enterprise.

In conjunction with the separation, on August 8, 2003, the Company received $564.7 million in settlement of the recorded amount of the net intercompany receivable due from Merck arising from intercompany transactions from December 30, 2001 to July 31, 2003. On August 12, 2003, Medco completed an underwritten public offering of $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.195 percent of par value. In addition, Medco borrowed $900 million in term loans under a $1,150 million senior secured credit facility, and had drawn down $100 million under a $500 million accounts receivable financing facility. See Note 6 for additional information. The proceeds from these borrowings, the senior notes offering and the amount received through the settlement of the net intercompany receivable from Merck were used to pay $2.0 billion in cash dividends to Merck.

The Company began recording retained earnings subsequent to May 25, 2002, when it converted from a limited liability company to a corporation (the "incorporation"). Of the $2.0 billion in cash dividends paid to Merck, $500.4 million, representing the accumulated retained earnings from May 25, 2002, through August 19, 2003, was applied to retained earnings and the balance of $1,499.6 million was applied to additional paid-in capital.

In connection with the separation, Merck and the Company entered into a series of agreements, including a master separation and distribution agreement, an indemnification and insurance matters agreement, an amended and restated managed care agreement, a tax responsibility allocation agreement and other related agreements, which govern the ongoing relationship between the two companies. See Note 12 for further information on the ongoing relationship with Merck.

The consolidated financial statements reflect the historical results of operations and cash flows of the Company and include the goodwill and intangible assets pushed down to the Company's balance sheet arising from Merck's acquisition of the Company on November 18, 1993. For the majority of the period from November 18, 1993 through August 19, 2003, during which the Company was a wholly-owned subsidiary of Merck, Merck provided the Company with various services, including finance, legal, public affairs, executive oversight, human resources, procurement and other services. The historical financial statements include expense allocations related to these services, which diminished as the Company prepared for its separation from Merck. The Company considers these allocations to be reasonable reflections of the utilization of services provided. The Company has assumed full responsibility for these services and the related expenses. The financial information included herein is not indicative of the consolidated financial position, operating results, changes in equity and cash flows of the Company for any future period, or what they would have been had the Company operated as a separate company prior to August 19, 2003.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEARS. The Company's fiscal years end on the last Saturday in December. Fiscal years 2003, 2002 and 2001 each consist of 52 weeks. Unless otherwise stated, references to years in the financial statements relate to fiscal years.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but neither a controlling interest nor a majority interest in the risks or rewards of the investee, are accounted for using the equity method. The Company's equity investments are not significant.

CASH AND CASH EQUIVALENTS. Cash equivalents are comprised of certain highly liquid investments with original maturities of less than three months. Cash includes currency on hand and demand deposits with banks or other financial institutions.

SHORT-TERM INVESTMENTS. The Company has investments in certificates of deposit and U.S. government securities that are carried at fair value and classified as available for sale with unrealized gains and losses included as a separate component of equity, net of tax. These investments, totaling $59.5 million and $72.5 million as of December 27, 2003 and December 28, 2002, respectively, have maturities of less than one year and are held to satisfy the statutory capital and other requirements for the Company's insurance subsidiaries.

FINANCIAL INSTRUMENTS. The carrying amount of cash, short-term investments in marketable securities, trade accounts receivable, bank overdrafts and accounts payable approximated fair value as of December 27, 2003 and December 28, 2002. The Company estimates fair market value for these assets based on their market values or estimates of the present value of their cash flows. As of and for the fiscal year ended December 27, 2003, the Company did not use derivative financial instruments.

ACCOUNTS RECEIVABLE, NET. Accounts receivable includes billed and estimated unbilled receivables from clients and manufacturers. In addition, rebates payable to clients are estimated and accrued as a reduction in accounts receivable, net, based upon the prescription drugs dispensed by the pharmacies in the Company's retail networks, or dispensed by the Company's mail order pharmacies. Unbilled receivables are billed to clients typically within 14 days based on the contractual billing schedule agreed upon with each client. Thus, at the end of any given reporting period, unbilled receivables from clients will represent up to two weeks of dispensing activity and will fluctuate at the end of a fiscal month depending on the timing of these billing cycles. Unbilled receivables from manufacturers are generally billed beginning 30 days from the end of each quarter. Accounts receivable, net, are presented net of allowance for doubtful accounts. As of December 27, 2003 and December 28, 2002, accounts receivable included unbilled receivables from clients and manufacturers of $1,279.1 million and $1,265.6 million, respectively. Receivables are presented net of allowance for doubtful accounts of $6.4 million and $6.5 million at December 27, 2003 and December 28, 2002, respectively.

INVENTORIES, NET. Inventories in the Company's mail order pharmacies, which consist solely of finished product (primarily prescription drugs), are valued at the lower of first-in, first-out (FIFO) cost or market.

PROPERTY AND EQUIPMENT, NET. Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives ranging from three to 45 years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The Company complies with the provisions of the American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. Property and equipment are reviewed for impairment whenever events or other changes in circumstances indicate that the carrying amount may not be recoverable. When such events occur, the Company compares the carrying amount of the assets to undiscounted expected future cash flows derived from the lowest appropriate asset groupings. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows.

NET REVENUES. Product net revenues consist principally of sales of prescription drugs to clients, either through the Company's network of contractually affiliated retail pharmacies or through the Company's mail order pharmacies, and are recognized when those prescriptions are dispensed and received by the members. The Company evaluates client contracts using the indicators of Emerging Issues Task Force ("EITF") No. 99-19, "Reporting Gross Revenue as a Principal vs. Net as an Agent," to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. Where the Company acts as a principal, revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (co-payment), as well as the Company's administrative fees ("Gross Reporting"). This is because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (d) manages the overall prescription drug relationship with the patients, who are members of clients' plans, and (e) has credit risk for the price due from the client. In limited instances where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim ("Net Reporting"). Rebates, guarantees, and risk-sharing payments paid to clients and other discounts are deducted from revenue as they are earned by the client. Rebates are generally paid to clients subsequent to collections from pharmaceutical manufacturers. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company or as compensation for certain data or licensing rights granted by the client to the Company. The Company considers these payments to be an integral part of the Company's pricing of a contract and believes that they represent only a variability in the timing of cash flow that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of revenue, generally on a straight-line basis, over the life of the contract where the payments are refundable upon cancellation of the contract or relate to noncancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract. During 2003 and for each of 2002 and 2001, the Company had one client that represented 18%, 16% and 16% of net revenues, respectively.

Service revenues consist principally of sales of prescription services and data to pharmaceutical manufacturers and other parties, and administrative fees earned from clients and other non-product related revenues. Client administrative fees are earned for services that are comprised of claims processing, eligibility management, benefits management, pharmacy network management and other related customer services. Service revenues are recorded by the Company when performance occurs and collectibility is assured.

COST OF REVENUES. Cost of product net revenues includes the cost of inventory dispensed from the mail order pharmacies, costs incurred in the mail order front-end prescription order-processing pharmacies and back-end prescription-dispensing pharmacies, along with associated depreciation. Cost of product net revenues also includes ingredient costs of drugs dispensed and professional fees paid to retail network pharmacies. In addition, cost of product net revenues includes the operating costs of the Company's call center pharmacies, which primarily respond to member and retail pharmacy inquiries regarding member prescriptions as well as physician calls. Cost of product net revenues also includes an offsetting credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company's preferred drug lists, which are also known as formularies. These rebates generally take the form of formulary rebates, which are earned based on the volume of a specific drug dispensed under formularies, or market share rebates, which are based on the achievement of contractually specified market share levels for a specific drug. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed through the Company's retail network and through the Company's mail order pharmacies by the contractually agreed manufacturer rebate amount. Rebates receivable estimates are revised to actual, with the difference recorded to cost of revenues, upon billing to the manufacturer, generally 30 to 90 days subsequent to the end of the applicable quarter. These billings are not issued until the necessary specific eligible claims and third party market share data is received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company's results of operations. Cost of service revenues consists principally of labor and operating costs for delivery of services provided, including member communication materials.

GOODWILL, NET. Goodwill of $3,310.2 million at December 27, 2003 and December 28, 2002, (net of accumulated amortization of $813.4 million through December 29, 2001) primarily represents the push-down of the excess of acquisition costs over the fair value of the Company's net assets from the acquisition of the Company by Merck in 1993 and, to a significantly lesser extent, the Company's acquisition of ProVantage Health Services, Inc. ("ProVantage"), in 2000. Until December 29, 2001, goodwill was amortized on a straight-line basis over periods up to 40 years. Effective December 30, 2001, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). Under SFAS 142, the Company ceased amortization of goodwill and tests its goodwill for impairment on an annual basis using a two-step fair-value based test. The most recent assessment of goodwill impairment was performed as of September 27, 2003, and the recorded goodwill was determined not to be impaired. Assuming SFAS 142 had been adopted for 2001, net income and earnings per share would have been $363.5 million and $1.35, respectively.

INTANGIBLE ASSETS, NET. Intangible assets reflect the value of customer relationships of $2,320.5 million at December 27, 2003 and $2,414.8 million at December 28, 2002, (net of accumulated amortization of $851.7 million at December 27, 2003 and $757.4 million at December 28, 2002) that arose in connection with the acquisition of the Company by Merck in 1993 and that have been pushed down to the balance sheet of the Company. These intangible assets are recorded at cost and are reviewed for impairment whenever events, such as losses of significant clients, or other changes in circumstances indicate that the carrying amount may not be recoverable. When these events occur, the carrying amount of the assets is compared to the pre-tax undiscounted expected future cash flows derived from the lowest appropriate asset groupings. If this comparison indicates that there is an impairment, the amount of the impairment would be calculated using discounted expected future cash flows. The Company performed an impairment test as of December 27, 2003, and the intangible assets were determined not to be impaired. For the years ended December 28, 2002, and December 29, 2001, the intangible assets from the Merck acquisition were being amortized on a straight-line basis over a weighted average useful life of 38 years based on the historical customer retention rate. The Company continually assesses the amortizable lives of the intangible assets, taking into account historical client turnover experience, including recent losses of clients and expected future losses, to ensure they reflect current circumstances. Effective December 29, 2002, the Company revised the useful life of its intangible assets to 35 years and the annual intangible assets amortization expense was increased by $9.4 million compared to 2002. See Note 13 for further information regarding a subsequent event impacting the intangible assets.

STOCK-BASED COMPENSATION. Prior to the separation from Merck, the Company's employees had participated in Merck stock option plans under which employees were granted options to purchase shares of Merck common stock at the fair market value on the date of grant. These options generally were exercisable in three to five years and expired within five to 15 years from the date of grant. Certain Merck stock options granted in 2002 and 2003 converted to Medco options upon the separation (the "Converted Options"). The rate of conversion was determined based on a formula that preserved the economic position of the option holder immediately before and after the separation. Subsequent to the separation in August 2003, the Company granted Medco options to employees to purchase shares of Medco common stock at the fair market value on the date of grant. This grant primarily represented an option grant, contingent upon the separation, communicated to employees in February 2003 (the "Communicated Grant"), as well as other option grants to key employees. Under the terms of the Medco Health Solutions, Inc., 2002 Stock Incentive Plan, 54 million shares of the Company's common stock are available for awards under the plan.

The Company accounts for employee options to purchase stock, and for employee participation in the Medco Health Solutions, Inc., 2001 Employee Stock Purchase Plan ("2001 ESPP") and the Medco Health Solutions, Inc., 2003 Employee Stock Purchase Plan ("2003 ESPP"), under the intrinsic value method of expense recognition in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the intrinsic value method, compensation expense is the amount by which the market price of the underlying stock exceeds the exercise price of an option on the date of grant. Employee stock options are granted to purchase shares of stock at the fair market value on the date of grant. Accordingly, no compensation expense is recognized in the Company's consolidated statements of income for the Merck options, Medco options, 2001 ESPP and the 2003 ESPP.

If the fair value method of accounting for the Merck options, Medco options, 2001 ESPP, and the 2003 ESPP had been applied, net income in 2003, 2002 and 2001 would have been reduced. The fair value method requires recognition of compensation cost ratably over the vesting period. The pro forma effect on net income and earnings per share if the Company had applied the fair value method for recognizing employee stock-based compensation to the Merck options, Medco options, 2001 ESPP and 2003 ESPP is as follows:

($ in millions, except for per share data) FISCAL YEARS	2003	2002	2001
Net income, as reported(1)	**$425.8**	$361.6	$256.6
Medco stock-based compensation expense, net of tax(2)	**(43.1)**	–	–
Pro forma net income including Medco stock-based compensation expense	**382.7**	361.6	256.6
Merck stock-based compensation expense, net of tax(3)	**(98.3)**	(72.7)	(66.1)
Pro forma net income including all stock-based compensation expense	**$284.4**	$288.9	$190.5
Basic earnings per common share:			
As reported	**$ 1.58**	$ 1.34	$ 0.95
Pro forma	**$ 1.05**	$ 1.07	$ 0.71
Diluted earnings per common share:			
As reported	**$ 1.57**	$ 1.34	$ 0.95
Pro forma	**$ 1.05**	$ 1.07	$ 0.71

Notes

(1) Subsequent to the separation in August 2003, the Company granted 474,300 restricted stock units to key employees and directors. The restricted stock units generally vest over two or three years. The Company recorded unearned compensation within stockholders' equity at an amount equivalent to the market value on the date of grant, and is amortizing the earned portion to compensation expense over the vesting period. Net income, as reported, includes stock-based compensation expense for the year ended December 27, 2003 of $2.9 million ($5.0 million pre-tax), related to the restricted stock units. At December 27, 2003, the unearned compensation recorded within stockholders' equity is $7.4 million.

(2) For the year ended December 27, 2003, the Medco pro forma stock-based compensation expense, determined using the fair value method for stock-based awards, net of tax, includes $10.4 million for the Communicated Grant and $7.2 million for other option grants to employees, as well as $25.3 million for the Converted Options. Prior to

the separation, the Converted Options were valued with option assumptions applicable to Merck and upon separation were re-valued using the SFAS 123 fair value method assumptions applicable to Medco. The resulting increase in the fair values of the Converted Options is recognized ratably over the remaining vesting period of the option grant.

(3) The Company is reflecting the Merck stock-based compensation for its employees in the pro forma net income for the periods the Company was wholly-owned by Merck. Upon separation from Merck, the Company's employees had no remaining service requirements to Merck and the majority of the Merck stock options became fully vested upon the separation in August 2003. As a result, for the year ended December 27, 2003, the pro forma Merck stock-based compensation expense, determined using the fair value method for stock-based awards, net of tax, reflects the accelerated vesting of the Merck options recorded in the third quarter of 2003. There will be no future impact to Medco's pro forma earnings relating to the Merck options.

The fair value was estimated using the Black-Scholes option-pricing model based on the weighted average market price at the grant date and weighted average assumptions specific to the underlying option. The historical Merck assumptions relate to Merck stock and are therefore based on Merck's valuation assumptions. The Medco volatility assumption is based on the volatility of the largest competitors within the PBM industry because of Medco's short history as a publicly traded enterprise. The assumptions utilized for option grants during the years presented are as follows:

FISCAL YEARS	2003	2002	2001
Merck stock options Black-Scholes assumptions (weighted average):			
Dividend yield	2.6%	2.4%	1.8%
Risk-free interest rate	2.4%	4.2%	4.7%
Volatility	31%	31%	30%
Expected life (years)	5.1	5.2	6.1
Medco stock options Black-Scholes assumptions (weighted average):			
Dividend yield	–	N/A	N/A
Risk-free interest rate	3.0%	N/A	N/A
Volatility	45%	N/A	N/A
Expected life (years)	4.6	N/A	N/A

See Note 11, "Stock Based Compensation," for additional information concerning the Company's stock-based compensation plans.

TRANSACTIONS WITH MERCK. The Company was a wholly-owned subsidiary of Merck from November 18, 1993, through August 19, 2003, and entered into intercompany transactions with Merck as further discussed in Note 12. Effective December 30, 2001, amounts due from/to Merck arising from these transactions occurring subsequent to that date were recorded within "Due from Merck, net." The net amount due from Merck as of December 29, 2001, was classified as equity and formed a part of the continuing equity of the Company.

INCOME TAXES. The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Prior to the date of the incorporation, the Company was structured as a single member limited liability company with Merck as the sole member. As described further in Note 12, under the terms of the tax responsibility allocation agreement, the Company is responsible for the payment of federal income taxes and all state income taxes on income earned subsequent to the date of the separation, except that the Company is also generally responsible for state income taxes on income earned subsequent to the date of incorporation in states where Merck does not file a unitary or combined return. These federal and state income tax liabilities are reflected in accrued expenses and other current liabilities. Merck is responsible for the payment of federal and state income taxes on income earned prior to the aforementioned transition dates. Those federal and state income tax liabilities were reflected in "Due from Merck, net." The Company records deferred tax assets and liabilities based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates.

USE OF ESTIMATES. The consolidated financial statements include certain amounts that are based on management's best estimates and judgments. Estimates are used in determining such items as accruals for rebates receivable and payable, depreciable/amortizable lives, testing for impairment of long-lived assets, income taxes, pension and other postretirement benefit plan assumptions, amounts recorded for contingencies, and other reserves. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

OPERATING SEGMENTS. The Company conducts and reports its operations as a single operating segment, which primarily consists of sales of prescription drugs to clients either through the Company's networks of contractually affiliated retail pharmacies or through its mail order pharmacies and in one geographic region: the United States and Puerto Rico. Management reviews the operating and financial results on a consolidated basis. PBM services to clients are delivered and managed under a single contract for each client.

EARNINGS PER SHARE. The Company reports earnings per share ("EPS") in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic EPS are computed by dividing net income by the weighted average number of shares of common stock issued and outstanding during the reporting period. Diluted EPS are calculated to give effect to all potentially dilutive common shares that were outstanding during the reporting period. The dilutive effect of outstanding options, and their equivalents, is reflected in diluted EPS by application of the treasury stock method. From February 26, 2002 to June 28, 2003, Merck granted under its employee stock options plans, options that converted into 10.9 million Medco options on August 19, 2003. The rate of conversion was determined based on a formula that preserved the economic position of the option holder immediately before and after the separation. For purposes of calculating diluted EPS, these options were assumed to have converted to Medco options on their original date of grant. Subsequent to the separation in August 2003, the Company granted options of 12.5 million shares at the fair market value on the date of grant. These options may have a dilutive effect on future EPS if the exercise price of the options is less than the market price during a future reporting period. Options granted by Merck to Medco employees prior to February 26, 2002 remain options to purchase Merck stock and became fully vested upon the separation. These Merck options have no impact on Medco share dilution. For the year ended December 27, 2003, there were outstanding options to purchase 1.2 million shares of Medco stock where the exercise price of the options exceeded the average stock price. Accordingly, these options are excluded from the diluted EPS calculation.

The following is a reconciliation of the number of weighted average shares used in the basic and diluted EPS calculation:

(Amounts in millions) FISCAL YEARS	**2003**	2002	2001
Weighted average shares outstanding	**270.1**	270.0	270.0
Dilutive common stock equivalents:			
Outstanding stock options and restricted stock units	**0.7**	–	–
Weighted average shares outstanding assuming dilution	**270.8**	270.0	270.0

OTHER COMPREHENSIVE INCOME (LOSS). Total comprehensive income includes, in addition to net income, unrealized investment gains and losses and changes in the minimum pension liability excluded from the consolidated statements of income that were recorded directly into a separate section of stockholders' equity on the consolidated balance sheet. These items are referred to as accumulated other comprehensive income (loss).

PENSION AND OTHER POSTRETIREMENT BENEFITS. The determination of the Company's obligation and expense for pension and other postretirement benefits is based on assumptions used by actuaries for discount rate, expected long-term rate of return on plan assets, and rates of increase in compensation and healthcare costs.

CONTINGENCIES. The Company is currently involved in various legal proceedings and other disputes with third parties. The Company has considered these contingencies in determining the necessity of any reserves for losses that are probable and reasonably estimable in accordance with SFAS No. 5, "Accounting for Contingencies" ("SFAS 5"). The Company's recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management's strategy with regard to the settlement of such claims or defense against such claims.

RECENT ACCOUNTING PRONOUNCEMENTS. In July 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"), which is effective for exit or disposal activities initiated after December 31, 2002. SFAS 146 requires companies to recognize costs, including one-time termination benefit plans, associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted this standard on January 1, 2003, and it did not have a material effect on the results of operations, cash flows or financial position. The Company provides for severance in accordance with the SFAS 5 approach under SFAS No. 112, "Employers' Accounting for Postemployment Benefits," when management decisions to incur severance costs result in those costs being probable and reasonably estimable under the Company's severance plan.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires that a liability be recorded in the guarantor's balance sheet at fair value upon issuance of certain guarantees. The recognition provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ended after December 15, 2002. The Company has determined that its client performance guarantees and most of its recent guarantees to Merck under the managed care agreement and the various distribution agreements are outside the scope of FIN 45, since these guarantees relate to the Company's future performance under contractual agreements. The fair value of the remaining Merck guarantees was not material and, as a result, the adoption of FIN 45 did not have a material impact on the Company's results of operations, cash flows or financial position.

In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements With Multiple Deliverables" ("EITF 00-21"), which is effective for contracts entered into after June 15, 2003. EITF 00-21 establishes the criteria under which individual components of contractual arrangements with clients could be identified as "separate units of accounting" and accounted for as distinct revenue-generating events under the existing accounting standards governing revenue recognition, including Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Clients who contract with the Company for pharmaceutical benefits management may also contract with the Company for administrative and other services. These multiple deliverables are generally reflected in a single contract. Each material component of the contract has been separately and specifically priced based on its relative market value, and has historically been accounted for as a separate unit of accounting for revenue recognition purposes. Accordingly, the adoption of EITF 00-21 in 2003 did not have a material impact on the Company's results of operations, cash flows or financial position.

In December 2003, the Staff of the Securities and Exchange Commission issued SAB No. 104, "Revenue Recognition" ("SAB 104"), which supercedes SAB 101. SAB 104's primary purpose is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. As previously discussed, the Company's adoption of EITF 00-21 did not have a material impact on its results of operations, cash flows or financial position, and, consequently, the Company's revenue recognition policy is in accordance with SAB 104.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment to SFAS No. 123" ("SFAS 148"), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS 123. SFAS 148 also revises the disclosure provisions of SFAS 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and it requires disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS 123 had been applied from the original effective date of SFAS 123. The Company has adopted the disclosure provisions of SFAS 148.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 requires that a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation provisions of FIN 46 were originally effective for financial periods ending after July 15, 2003. In October 2003, the FASB issued Staff Position FIN 46-6, "Effective Date of FIN 46," which delayed the implementation date for certain variable interest entities to financial periods ending after December 31, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. The Company does not have any variable interest entities that would require consolidation under FIN 46 and FIN 46R. Therefore, the Company does not expect the adoption of these standards to have a material impact on the results of operations, cash flows or financial position.

In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106" ("revised SFAS 132") which revises employers' disclosures about pension plans and other postretirement benefit plans. The standard, which is effective for fiscal years ending after December 15, 2003, requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. The Company adopted the disclosure provisions of revised SFAS 132.

In December 2003, the FASB issued Staff Position FAS 106-1, "Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("the Act") ("FSP FAS 106-1"). FSP FAS 106-1 allows for current recognition or a one-time deferral of the effects of the Act. The deferral suspends the application of SFAS No. 106's, "Employer's Accounting for Postretirement Benefits Other Than Pensions," measurement requirements, and it revised SFAS 132's disclosure requirements for pensions and other postretirement plans for the effects of the Act. The Company has elected to take the one-time deferral and, therefore, any measures of the accumulated postretirement benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act. Specific authoritative guidance on accounting for the federal subsidy included in the Act is pending. The guidance, when issued, could require the Company to change previously reported information.

3. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following:

($ in millions)	DECEMBER 27, 2003	DECEMBER 28, 2002
Land and buildings	$ 185.2	$ 180.8
Machinery, equipment and office furnishings	465.3	476.2
Computer software	578.3	543.4
Leasehold improvements	92.2	91.6
Construction in progress (primarily capitalized software development)	5.8	17.0
	1,326.8	1,309.0
Less accumulated depreciation and amortization	(569.5)	(466.1)
Property and equipment, net	$ 757.3	$ 842.9

Depreciation and amortization expense for property and equipment totaled $189.0 million, $172.5 million and $131.1 million in fiscal years 2003, 2002 and 2001, respectively.

4. LEASES

The Company leases certain mail order and call center pharmacy facilities, offices and warehouse space throughout the United States under various operating leases. In addition, the Company leases operating equipment for use in its mail order pharmacy facilities and computer equipment for use in its data center. Rental expense was $60.5 million, $51.4 million and $40.5 million for fiscal years 2003, 2002 and 2001, respectively. The minimum aggregate rental commitments under noncancelable leases, excluding renewal options, are as follows:

($ in millions) FISCAL YEARS ENDING DECEMBER	
2004	$30.5
2005	$25.8
2006	$20.8
2007	$ 6.3
2008	$ 4.7
Thereafter	$ 8.5

In the normal course of business, operating leases are generally renewed or replaced by new leases.

5. GOODWILL AND INTANGIBLE ASSETS

As of December 27, 2003 and December 28, 2002, goodwill was $3,310.2 million. Until December 29, 2001, goodwill was amortized on a straight-line basis over periods of up to 40 years. Effective December 30, 2001, the Company adopted SFAS 142 and ceased amortization of goodwill. See Note 2 for further information. Amortization expense of goodwill for the year ended December 29, 2001 was $106.9 million.

Intangible assets, principally comprised of the recorded value of Medco's customer relationships at the time of Merck's acquisition of the Company in 1993, are as follows:

($ in millions)	DECEMBER 27, 2003	DECEMBER 28, 2002
Intangible assets	**$3,172.2**	$3,172.2
Less accumulated amortization	**(851.7)**	(757.4)
Intangible assets, net	**$2,320.5**	$2,414.8

For the years ended December 28, 2002 and December 29, 2001, the intangible assets associated with the acquisition of the Company by Merck in 1993 were amortized on a straight-line basis over a weighted average useful life of 38 years. Effective December 29, 2002, the Company revised the intangible assets weighted average useful life to 35 years, with the annual amortization expense increasing by $9.4 million. See Note 2 for additional information. Amortization expense of intangible assets for the years ended December 27, 2003, December 28, 2002 and December 29, 2001 was $94.3 million, $84.9 million and $84.9 million, respectively. As described in Note 13, effective December 28, 2003, the Company revised the weighted average useful life to 23 years with the annual amortization expense increasing by $85.6 million. Aggregate intangible asset amortization expense for each of the five succeeding fiscal years is estimated to be $179.9 million.

6. DEBT

The following debt was incurred in conjunction with the separation, and the proceeds were used to fund a portion of the related $2.0 billion in cash dividends paid to Merck. The Company did not have debt in prior years.

SENIOR NOTES. On August 12, 2003, Medco completed an underwritten public offering of $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.195 percent of par value. The senior notes bear interest at a rate of 7.25 percent per annum, with an effective interest rate of 7.365%, and mature on August 15, 2013. The Company may redeem the senior notes at its option, in whole or in part, at any time at a price equal to 100% of their principal amount plus a make-whole premium equal to the greater of 100% of the principal amount of the notes being redeemed, or the sum of the present values of 107.25% of the principal amount of the notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at an equivalent yield to a comparable treasury issue for such redemption date plus 50 basis points.

The senior notes are publicly traded on the New York Stock Exchange. The estimated aggregate fair value of the senior notes equaled $549.7 million at December 27, 2003. The fair market value is based on publicly quoted market prices.

$1,150 MILLION SENIOR SECURED CREDIT FACILITY. Medco borrowed $900 million in term loans under a $1,150 million senior secured credit facility. The facility includes $400 million in Term A loans, $500 million in Term B loans and a revolving credit facility amounting to $250 million. The Term A loans bear interest at the London Interbank Offered Rate ("LIBOR") plus a 1.75 percent margin and the Term B loans bear interest at LIBOR plus a 2.25 percent margin. The weighted average LIBOR rate was 1.16% for the period from issuance to fiscal year-end. The senior secured credit facility is secured by a pledge of the capital stock of the Company's subsidiaries, other than the Company's receivable subsidiary discussed below and its subsidiaries that are engaged in insurance-related activities.

Scheduled repayments of amounts outstanding under the Term A and Term B loans began on December 31, 2003. Principal payments are scheduled in quarterly installments with the last payment of the Term A loan scheduled for June 30, 2008 and the last payment of the Term B loan scheduled for June 30, 2010. The fair value of the senior secured credit facility approximates its carrying value, and was estimated using quoted interbank market prices.

ACCOUNTS RECEIVABLE FINANCING FACILITY. The Company, through a wholly-owned subsidiary, entered into a $500 million, 364-day renewable accounts receivable financing facility that is collateralized by the Company's pharmaceutical manufacturer accounts receivable. In conjunction with the separation from Merck, the Company drew down $100 million under this facility, which was subsequently repaid in the fourth quarter of 2003.

The Company's debt as of December 27, 2003, consists of the following:

($ in millions)	DECEMBER 27, 2003
Short-term debt:	
Current portion of long-term debt(1)	$ 50.0
Total short-term debt	50.0
Long-term debt:	
Term A loans, net of current portion(1)	355.0
Term B loans, net of current portion(1)	495.0
7.25% senior notes due 2013, net of discount	496.1
Total long-term debt	1,346.1
Total debt	$1,396.1

(1) The current portion of long-term debt includes $45.0 million associated with the Term A loans and $5.0 million associated with the Term B loans.

The senior secured credit facility and the accounts receivable financing facility contain covenants, including, among other items, limitations on capital expenditures, minimum fixed charges and total leverage ratios. In addition, the senior notes contain covenants, including, among other items, restrictions on additional indebtedness, dividends, share repurchases, and asset sales and liens. As of December 27, 2003, the Company is in compliance with all covenants.

The aggregate maturities of long-term debt for each of the next five fiscal years are as follows: 2004, $50.0 million; 2005, $91.3 million; 2006, $68.8 million; 2007, $112.5 million and 2008, $102.5 million.

7. PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

NET PENSION AND POSTRETIREMENT BENEFIT COST. The Company and its subsidiaries have various plans covering substantially all of its employees. The Company uses its fiscal year end date as the measurement date for the majority of its plans. The net cost for the Company's pension plans, principally the Medco Health Solutions Cash Balance Retirement Plan, consisted of the following components:

($ in millions) FISCAL YEARS	2003	2002	2001
Service cost	$15.6	$13.6	$11.2
Interest cost	5.2	4.4	3.4
Expected return on plan assets	(6.9)	(5.7)	(5.7)
Net amortization of actuarial losses	2.2	0.7	–
Net pension cost	$16.1	$13.0	$8.9

The Company maintains postretirement healthcare benefit plans for its employees. The net cost of these postretirement benefits, other than pensions, consisted of the following components:

($ in millions) FISCAL YEARS	2003	2002	2001
Service cost	$12.9	$12.3	$ 9.2
Interest cost	5.9	4.7	3.4
Amortization of prior service costs	0.8	2.6	2.6
Net amortization of actuarial losses	1.8	0.1	–
Net postretirement benefit cost	$21.4	$19.7	$15.2

The cost of healthcare and life insurance benefits for active employees was $95.1 million in 2003, $104.4 million in 2002 and $88.7 million in 2001.

PENSION PLAN ASSETS. The Company's pension plan asset allocation at December 27, 2003, December 28, 2002 and target allocation for 2004 by asset category are as follows:

ASSET CATEGORY	TARGET ALLOCATION 2004	PERCENTAGE OF PLAN ASSETS AT DECEMBER 27, 2003	DECEMBER 28, 2002
U.S. equity securities	49–61%	55%	49%
International equity securities	12–18%	16%	21%
Fixed income instruments	25–31%	27%	17%
Real estate	–	–	4%
Cash and other	1–5%	2%	9%
Total		100%	100%

The Company believes that the portfolio's equity weighting strategy is consistent with investment goals and risk management practices applicable to the long-term nature of the plan's benefit obligation.

CHANGES IN PLAN ASSETS AND BENEFIT OBLIGATION. Summarized information about the changes in plan assets and benefit obligation is as follows:

($ in millions) FISCAL YEARS	PENSION BENEFITS 2003	2002	OTHER POSTRETIREMENT BENEFITS 2003	2002
Fair value of plan assets at beginning of year	$80.5	$52.4	$ –	$ –
Actual return on plan assets	22.7	(7.9)	–	–
Company contributions	0.1	40.7	1.2	0.8
Employee contributions	–	–	0.3	0.2
Benefits paid	(6.8)	(4.7)	(1.5)	(1.0)
Fair value of plan assets at end of year	$96.5	$80.5	$ –	$ –
Benefit obligation at beginning of year	$81.8	$58.8	$ 104.2	$ 60.8
Service cost	15.8	13.6	12.9	12.3
Interest cost	5.2	4.4	5.9	4.7
Employee contributions	–	–	0.3	0.2
Plan amendment(1)	–	–	$(103.4)	–
Actuarial losses (gains)	(1.7)	9.7	10.0	27.2
Benefits paid	(6.8)	(4.7)	(1.4)	(1.0)
Benefit obligation at end of year	$94.3	$81.8	$ 28.5	$104.2

(1) In the fourth quarter of 2003, the Company amended the postretirement health benefit plan. The amendment included changes to age and service requirements, introduction of a limit (or cap) on company subsidies to be based on 2004 costs, and reduced subsidies for spouses and dependents.

A reconciliation of the plans' funded status to the net asset (liability) recognized at year-end 2003 and 2002 is as follows:

($ in millions)	PENSION BENEFITS 2003	2002	OTHER POSTRETIREMENT BENEFITS 2003	2002
Plan assets in excess of (less than) benefit obligation	$ 2.1	$ (1.3)	$(28.5)	$(104.2)
Unrecognized net loss	13.4	33.7	38.3	30.0
Unrecognized initial benefit obligation	–	–	–	–
Unrecognized prior service cost (benefit)	–	–	(63.9)	40.4
Net asset (liability)	$15.5	$32.4	$(54.1)	$ (33.8)
Recognized as:				
Other noncurrent assets	$15.5	$32.4	$ –	$ –
Other noncurrent liabilities	$ –	$ –	$(54.1)	$ (33.8)

Additional Information:

($ in millions) FISCAL YEARS ENDED	PENSION BENEFITS 2003	2002	OTHER POSTRETIREMENT BENEFITS 2003	2002
Decrease in minimum liability included in other comprehensive income	$ –	$8.7	$ –	$ –

The accumulated benefit obligation for all defined benefit plans was $87.8 million and $78.6 million at December 27, 2003 and December 28, 2002, respectively.

Unrecognized net (loss) gain amounts reflect experience differentials relating to differences between expected and actual returns on plan assets; differences between expected and actual healthcare cost increases, and the effects of changes in actuarial assumptions. Expected returns are based on the market value of assets. Total unrecognized net (loss) gain amounts in excess of certain thresholds are amortized into net pension and other postretirement benefit costs over the average remaining service life of employees.

ACTUARIAL ASSUMPTIONS. Actuarial weighted average assumptions used in determining plan information are as follows:

FISCAL YEARS	PENSION BENEFITS 2003	2002	2001	OTHER POSTRETIREMENT BENEFITS 2003	2002	2001
Weighted average assumptions used to determine benefit obligations:						
Discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Salary growth rate	4.50%	4.50%	4.50%	–	–	–
Weighted average assumptions used to determine net cost:						
Discount rate	6.00%	6.50%	7.25%	6.00%	6.50%	7.25%
Expected long-term rate of return on plan assets	8.75%	10.00%	10.00%	–	–	–
Salary growth rate	4.50%	4.50%	4.50%	–	–	–

The Company reassesses its benefit plan assumptions on a regular basis. For 2003, the Company changed its expected long-term rate of return on plan assets from 10.0% to 8.75% for pension benefits. For 2004, the Company has further decreased its expected long-term rate of return on plan assets from 8.75% to 8.00%.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period that the benefits included in the benefit obligation are to be paid. In developing the expected rate of return, the Company considers long-term compound annualized returns of historical market data, as well as historical actual returns on the Company's plan assets. Using this reference information, the Company develops forward-looking return expectations for each asset category and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories.

Actuarial assumptions are based on management's best estimates and judgment. A reasonably possible change of plus (minus) 25 basis points in the discount rate assumption, with other assumptions held constant, would have an estimated $1.7 million favorable (unfavorable) impact on net pension and postretirement benefit cost. A reasonably possible change of plus (minus) 25 basis points in the expected rate of return assumption, with other assumptions held constant, would have an estimated $0.2 million favorable (unfavorable) impact on net pension cost.

The healthcare cost trend rate for other postretirement benefit plans for 2004 is 11.5%. Since the plan will be capped based on 2004 costs, employer liability will not be affected by healthcare cost trend after 2004.

The Company expects to have a minimum pension funding requirement under the Internal Revenue Code ("IRC") during 2004. The preceding hypothetical changes in discount rate and expected rate of return assumptions would not impact the Company's funding requirements.

CASH FLOWS

Employer Contributions. The following is a summary of the Company's actual contributions for 2002 and 2003, and expected contributions for 2004:

($ in millions) FISCAL YEARS	PENSION BENEFITS	OTHER POST-RETIREMENT BENEFITS
2002	$40.7	$0.8
2003	–	1.2
2004 (expected)	9.0	1.5

The $9.0 million expected to be contributed to the pension plans during 2004 is estimated to be needed to satisfy minimum funding requirements, and no additional contributions are expected to be contributed at Medco's discretion. The Company anticipates that the contributions will consist solely of cash.

Contributions by participants to the other postretirement benefit plans were $0.3 million and $0.2 million for the years ending December 27, 2003 and December 28, 2002, respectively. There were no contributions by participants to these plans for the year ending December 29, 2001.

OTHER PLANS. The Company participates in a multi-employer defined benefit retirement plan that covers certain union employees. The Company made contributions to the plan of $1.0 million in 2003, $1.0 million in 2002 and $0.7 million in 2001.

The Company sponsors a defined contribution retirement plan for all eligible employees, as defined in the plan documents. This plan is qualified under Section 401(k) of the IRC. Contributions to the plan are based on employee contributions and a Company match. The Company's contributions to the plan were $17.6 million in 2003, $17.9 million in 2002 and $17.4 million in 2001.

8. TAXES ON INCOME

Effective May 21, 2002, the Company changed its tax status to that of a corporation, and it provides for and directly pays federal and state income taxes as discussed in Notes 2 and 12.

The components of the provision for income taxes are as follows:

($ in millions) FISCAL YEARS	2003	2002	2001
Current provision:			
Federal	$356.6	$148.4	$190.1
State	88.3	52.6	61.6
Total	444.9	201.0	251.7
Deferred provision (benefit):			
Federal	(124.0)	48.0	8.5
State	(18.0)	9.7	1.5
Total	(142.0)	57.7	10.0
Total provision for income taxes	$302.9	$258.7	$261.7

A reconciliation between the Company's effective tax rate and the U.S. statutory rate is as follows:

FISCAL YEARS	2003	2002	2001
U.S. statutory rate applied to pretax income	35.0%	35.0%	35.0%
Differential arising from:			
Amortization of goodwill	–	–	7.2
State taxes	6.2	6.5	7.9
Other	0.4	0.2	0.4
Effective tax rate	41.6%	41.7%	50.5%

Deferred income taxes at year end consisted of:

($ in millions)	2003 ASSETS	2003 LIABILITIES	2002 ASSETS	2002 LIABILITIES
Intangibles	$ –	$ 940.6	$ –	$ 973.6
Accelerated depreciation	–	228.0	–	217.5
Accrued expenses	76.2	–	43.8	–
Accrued rebates	226.4	–	160.8	–
Other	56.8	8.9	8.5	6.6
Total deferred taxes	$359.4	$1,177.5	$213.1	$1,197.7
Net deferred tax liabilities		$ 818.1		$ 984.6

The Company reduced its net receivable from Merck in the amounts of $137.0 million through August 19, 2003, and $201.0 million and $251.7 million in 2002 and 2001, respectively, for taxes paid by Merck on the Company's behalf.

Income taxes payable of $223.7 million and $5.5 million as of December 27, 2003 and December 28, 2002, respectively, are reflected in accrued expenses and other current liabilities.

9. RESTRUCTURING COSTS

The Company made decisions in 2003 to streamline its dispensing pharmacy and call center pharmacy operations, including the closure of some sites and the re-balancing of other facilities, and also to reduce resources in some of its corporate functions. These decisions resulted in charges to the consolidated statements of income amounting to $68.7 million in 2003, including $22.5 million of noncash expenses recorded in cost of product net revenues, primarily associated with a change in estimated depreciable asset useful lives, and $46.2 million in severance, of which $23.3 million is recorded in cost of product net revenues and $22.9 million is recorded in selling, general and administrative expenses. The following table provides a summary of accrued severance activity during 2003:

($ in millions)	ACCRUED SEVERANCE
As of December 28, 2002	$ 2.8
Severance charges	46.2
Severance payments	(21.1)
As of December 27, 2003	$ 27.9

The liability for accrued severance is reflected in accrued expenses and other current liabilities. The Company expects the associated restructuring activities and cash payments to be completed in 2004.

10. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company regularly enters into purchase commitments covering inventory requirements of its mail order pharmacies for periods of generally up to one year. These commitments generally reflect the minimum purchase requirements of these pharmaceutical manufacturers and distributors. As of December 27, 2003, contractual obligations for these purchase commitments totaled $14.8 million for 2004.

The Company and its subsidiaries are parties to a variety of legal proceedings including several cases in which substantial amounts of damages are sought.

GOVERNMENT PROCEEDINGS AND REQUESTS FOR INFORMATION. On September 29, 2003, the U.S. Attorney's Office for the Eastern District of Pennsylvania filed a complaint alleging violations of the federal False Claims Act and asserting other legal claims. The complaint alleges, among other things, that the Company canceled and later re-entered prescriptions in order to avoid violating contractual guarantees regarding prescription dispensing turnaround times in its mail order pharmacies; dispensed fewer pills than reported to the patient and charged clients based on the reported number of units dispensed; favored the products of certain manufacturers, including Merck, over less expensive products; and engaged in improper pharmacy practices. On December 9, 2003, the U.S. Attorney's Office filed an amended complaint, which adds two former employees of the Company as defendants and, among other additional legal claims, asserts a claim against the Company under the Public Contracts Anti-Kickback Act for allegedly making improper payments to health plans to induce such plans to select the Company as a PBM for government contracts. The District of Columbia, Commonwealth of Massachusetts, and State of Nevada have intervened in the action.

The U.S. Attorney's Office's filing of the complaint and amended complaint followed its June 23, 2003 filing of a notice of intervention with respect to two pending *qui tam*, or whistleblower, complaints originally filed in February 2000 under the federal False Claims Act and similar state laws. The *qui tam* actions are currently pending. In one of the actions, Merck is named as a defendant.

The U.S. Attorney's Office seeks, among other things, to change the Company's business practices and to impose monetary damages and fines that could have a materially adverse impact on the Company's results of operations and financial condition. On December 19, 2003, the Company filed a motion to dismiss the U.S. Attorney's Office's complaint and the two *qui tam* actions discussed above. The court has not yet ruled on the motion.

On December 22, 2003, the Board of the State Teachers Retirement System of Ohio (STRS), a former client, filed a complaint against Merck and the Company in Ohio state court. STRS alleges, among other things, that the Company overcharged STRS on mail order dispensing fees; charged more for generic drugs filled through mail order than retail pharmacies charge for the same drugs; canceled and re-entered prescription orders in order to meet contractual performance guarantees regarding turnaround times; undercounted pills, and engaged in other unlawful pharmacy practices. Many of the allegations appear to be taken directly from the complaint filed by the U.S. Attorney's Office discussed above. STRS asserts claims against the Company for breach of contract, against Merck for tortious interference with contract, and against both Merck and the Company for breach of fiduciary duties; violation of state consumer protection and deceptive trade practices laws; unjust enrichment, and fraud.

On April 16, 2003, the Company received a letter from the Office of the Maine Attorney General seeking information concerning the Company's PBM practices. The letter was written on behalf of Maine and 21 other states, and is in connection with a review of the pharmaceutical industry and PBM practices. The Company understands that two additional states have joined the group of states conducting such review, and that four states (including Ohio) have withdrawn from the group.

On August 14, 2003, the Company and three of its subsidiaries received an investigative subpoena from the Office of the Florida Attorney General Medicaid Fraud Control Unit. The Company has complied with the subpoena. The subpoena, which provided a list of Florida HMOs, requested copies of contracts between the Company and any of the listed HMOs, as well as claims data relating to the Company's dispensing of prescription drugs and related services to Medicaid patients through the Company's mail order pharmacies.

The Company is cooperating with Maine and the other states to provide them with more information about the Company's business practices. Such cooperation includes informal discussions with various states from time to time and responses to requests from certain states for information specific to those states. The Company cannot predict the outcome of these investigations or whether any related actions challenging our business practices will be commenced.

The Company believes that its business practices comply in all material respects with applicable laws and regulations and it intends to vigorously defend the actions described above. Nevertheless, the outcome of the proceedings and requests for information discussed above is uncertain. The actions and requests for information are at an early stage, and the Company is unable to predict whether additional claims and actions (including actions seeking injunctive relief) will be asserted or to predict the total relief (including damages and fines) that could be made. These lawsuits and the investigations described above arise in an environment of rising costs for prescription drugs and heightened public scrutiny of the pharmaceutical industry, including the PBM industry and its practices. This public scrutiny is characterized by extensive press coverage; ongoing attention in Congress and in state legislatures, and investigations and public statements by law enforcement officials. These factors contribute to the uncertainty regarding the possible course and outcome of the litigation and investigations discussed above.

We are unable to predict the outcome of any of the lawsuits or investigations described above. In addition, in connection with the Company's separation from Merck, the Company entered into an indemnification and insurance matters agreement with Merck. To the extent that the Company is required to indemnify Merck for liabilities arising out of a lawsuit, an adverse outcome with respect to Merck could result in the Company making indemnification payments in amounts that could be material, in addition to any damages that the Company is required to pay. For these reasons, an adverse outcome in one of these suits or in any proceeding arising from one of these investigations could result in material fines and damages; material changes to the Company's business practices; loss of (or litigation with) clients; and other penalties, and it could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

ERISA AND SIMILAR LITIGATION. In December 1997, a lawsuit captioned *Gruer v. Merck-Medco Managed Care, L.L.C.* was filed in the U.S. District Court for the Southern District of New York against Merck and the Company. The suit alleges that the Company should be treated as a "fiduciary" under the provisions of ERISA and that the Company has breached fiduciary obligations under ERISA in connection with the Company's development and implementation of formularies, preferred drug listings and intervention programs. After the *Gruer* case was filed, six other cases have been filed in the same court asserting similar claims; one of these cases was voluntarily dismissed. The plaintiffs in these cases, who are individual plan members and claim to represent the interests of six different pharmaceutical benefit plans for which the Company is the PBM, contend that, in accepting and retaining certain rebates, the Company has failed to make adequate disclosure and has acted in the Company's own best interest and against the interests of the Company's clients. The plaintiffs also allege that the Company was wrongly used to increase Merck's market share, claiming that under ERISA the Company's drug formulary choices and therapeutic interchange programs were "prohibited transactions" that favor Merck's products. The plaintiffs have demanded that Merck and the Company turn over any unlawfully obtained profits to a trust to be set up for the benefit plans.

In December 2002, Merck and the Company agreed to settle the *Gruer* series of lawsuits on a class action basis to avoid the significant cost and distraction of protracted litigation. Merck, the Company, and the plaintiffs in five of these six cases filed a proposed class action settlement with the court. On July 31, 2003, the court granted preliminary approval to the settlement. Under the proposed settlement, Merck and the Company have agreed to pay $42.5 million, and the Company has agreed to change or to continue certain specified business practices for a period of five years. The proposed settlement would resolve litigation by pharmaceutical benefit plans against Merck and the Company based on ERISA and similar claims, except with respect to those plans that affirmatively opt out of the settlement. It does not involve the release of any potential antitrust claims. The release of claims under the settlement would cover the period from December 17, 1994 to the date that the settlement receives final approval. In September 2003, the Company paid $38.3 million to an escrow account, representing the Company's portion, or 90%, of the proposed settlement. This payment was charged against accrued expenses and other current liabilities, as the liability was recorded in prior periods. On December 11, 2003, the court conducted a hearing for the purpose of entertaining objections to the settlement, several of which have been filed, and determining, among other things, whether the settlement should be finally approved. At the hearing, the court directed that additional notices of the settlement be mailed to certain members of the settlement class. The hearing will continue in or about April 2004. The settlement becomes final only if and when the court grants final approval and all appeals have been exhausted. The plaintiff's plan in the sixth case discussed above has elected to opt out of the settlement.

Similar ERISA-based complaints against the Company and Merck have been filed in eight additional actions by ERISA plan participants, purportedly on behalf of their plans, and, in some of the actions, similarly situated self-funded plans. The complaints in these actions rely on many of the same allegations as the *Gruer* series of lawsuits discussed above. The ERISA plans themselves, which are not parties to these lawsuits, have elected to participate in the proposed settlement discussed above. In addition, a proposed class action complaint against Merck and the Company has been filed by trustees of another benefit plan in the U.S. District Court for the Northern District of California. This plan has elected to opt out of the settlement. These nine cases have been transferred and consolidated in the Southern District of New York by order of the Judicial Panel on Multi-district Litigation.

In April 2003, a lawsuit captioned *Peabody Energy Corporation v. Medco Health Solutions, Inc., et al.* was filed in the U.S. District Court for the Eastern District of Missouri. The complaint, filed by one of the Company's clients, relies on allegations similar to those in the ERISA cases discussed above, in addition to allegations relating specifically to Peabody. The complaint asserts that the Company breached fiduciary duties under ERISA, violated a New Jersey consumer protection law, improperly induced the client into contracting with the Company, and breached the resulting agreement. The plaintiff seeks compensatory, punitive and treble damages, as well as rescission and restitution of revenues that were allegedly improperly received by the Company. On October 28, 2003, the Judicial Panel on Multi-district Litigation transferred this action to the Southern District of New York to be consolidated with the ERISA cases pending against the Company in that court.

In December 2003, Peabody Energy Corporation filed a similar action against Merck in the U.S. District Court for the Eastern District of Missouri. The complaint relies on allegations similar to those in the ERISA cases discussed above and in the case filed by Peabody against the Company. The complaint asserts claims that Merck violated federal and state racketeering laws, tortiously interfered with Peabody's contract with the Company, and was unjustly enriched. The plaintiff seeks, among other things, compensatory damages of approximately $35 million, treble damages, and restitution of revenues that were allegedly improperly received by Merck.

In March 2003, a lawsuit captioned *American Federation of State, County and Municipal Employees v. AdvancePCS et. al.*, based on allegations similar to those in the ERISA cases discussed above, was filed against the Company and other major PBMs in the Superior Court of California. The theory of liability in this action is based on a California law prohibiting unfair business practices. The plaintiff, which purports to sue on behalf of itself, California non-ERISA health plans, and all individual participants in such plans, seeks injunctive relief and disgorgement of revenues that were allegedly improperly received by the Company. The court recently denied the defendant PBMs' motion to dismiss the action.

In June 2002, a lawsuit captioned *Miles v. Merck-Medco Managed Care, L.L.C.*, based on allegations similar to those in the ERISA cases discussed above, was filed against Merck and the Company in the Superior Court of California. The theory of liability in this action is based on a California law prohibiting unfair business practices. The plaintiff, who purports to sue on behalf of the general public of California, seeks injunctive relief and disgorgement of the revenues that were allegedly improperly received by Merck and the Company.

The *Miles* case was removed to the U.S. District Court for the Southern District of California and, pursuant to the Multi-district Litigation order discussed above, was later transferred to the Southern District of New York and consolidated with the ERISA cases pending against Merck and the Company in that court. The court has not yet ruled on the plaintiff's motion to remand the case back to the California state court.

In October 2002, the Company filed a declaratory judgment action, captioned *Medco Health Solutions, Inc., v. West Virginia Public Employees Insurance Agency*, in the Circuit Court of Kanawha County, West Virginia, asserting the Company's right to retain certain cost savings in accordance with the Company's written agreement with the West Virginia Public Employees Insurance Agency, or PEIA. In November 2002, the State of West Virginia and PEIA filed a separate lawsuit against Merck and the Company, also in the Circuit Court of Kanawha County, West Virginia. This action was premised on several state law theories, including violations of the West Virginia Consumer Credit and Protection Act, conspiracy, tortious interference, unjust enrichment, accounting, fraud and breach of contract. The State of West Virginia and PEIA sought civil penalties; compensatory and punitive damages, and injunctive relief. In March 2003, in the declaratory judgment action, PEIA filed a counterclaim, and the State of West Virginia, which was joined as a party, filed a third-party complaint against the Company and Merck, raising the same allegations asserted by PEIA and the State of West Virginia in their November 2002 action described above. The Company and Merck filed a motion to dismiss the November 2002 action filed by the State of West Virginia and PEIA, and also filed a motion to dismiss the counterclaim and third-party complaint filed by the State of West Virginia and PEIA in the Company's declaratory judgment action. On November 6, 2003, the court granted the motion to dismiss the Consumer Protection Act claims and certain other state law claims, including the claims for conspiracy and tortious interference. The court also dismissed without prejudice the various fraud claims. The court denied the motion to dismiss with respect to the claims for breach of contract, accounting and unjust enrichment. On December 2, 2003, PEIA filed an amended counterclaim and third-party complaint against Merck and the Company, seeking to reassert its fraud claims and restate certain of its other claims. On December 12, 2003, Merck filed a motion to dismiss all of the claims against it. The court has not yet ruled on that motion.

In July 2003, a lawsuit captioned *Group Hospitalization and Medical Services v. Merck-Medco Managed Care, et al.*, was filed against the Company in New Jersey state court. In this action, the Company's former client, CareFirst Blue Cross Blue Shield, asserts claims for violation of fiduciary duty under state law, breach of contract; negligent misrepresentation, unjust enrichment; violations of certain District of Columbia laws regarding consumer protection and restraint of trade, and violation of a New Jersey law prohibiting racketeering. The plaintiff demands compensatory damages, punitive damages, treble damages for certain claims, and restitution.

The Company does not believe that it is a fiduciary under ERISA, and it believes that its business practices comply with all applicable laws and regulations. The Company has denied all allegations of wrongdoing and is vigorously defending all of the lawsuits described above, although the Company has proposed to settle some of them as described above. Many of these lawsuits seek damages in unspecified amounts, which could be material, and some seek treble or punitive damages or restitution of profits, any of which could be material in amount. The outcome of each of these lawsuits is uncertain, and an adverse determination in any one of them could result in material damages or restitution and could materially limit the Company's business practices. In addition, to the extent that the Company is required to indemnify Merck for liabilities arising out of a lawsuit, an adverse outcome with respect to Merck could result in the Company making indemnification payments in amounts that could be material, in addition to any damages that the Company is required to pay. For these reasons, an adverse determination in any one or more of these lawsuits could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

ANTITRUST LITIGATION. On August 15, 2003, a lawsuit captioned *Brady Enterprises, Inc., et al. v. Medco Health Solutions, Inc., et al.*, was filed in the U.S. District Court for the Eastern District of Pennsylvania against Merck and the Company. The plaintiffs, which seek to represent a national class of retail pharmacies that have contracted with the

Company, allege that the Company has conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through the alleged conspiracy, the Company has engaged in various forms of anticompetitive conduct, including, among other things, setting artificially low reimbursement rates to such pharmacies. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief. In November 2003, Merck and the Company filed motions to dismiss the complaint. The court has not yet ruled on those motions.

On October 1, 2003, a lawsuit captioned *North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al.*, was filed in the U.S. District Court for the Northern District of Alabama against Merck and the Company. The plaintiffs, which seek to represent a national class of independent retail pharmacies that have contracted with the Company, allege in an amended complaint that the Company has engaged in price fixing and other unlawful concerted actions with others, including other PBMs, to restrain trade in the dispensing and sale of prescription drugs to customers of retail pharmacies who participate in programs or plans that pay for all or part of the drugs dispensed. The plaintiffs allege that, through such concerted action, the Company has engaged in various forms of anticompetitive conduct, including, among other things, setting reimbursement rates to such pharmacies at unreasonably low levels. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief.

On January 20, 2004, a lawsuit captioned *Alameda Drug Company, Inc., et al. v. Medco Health Solutions, Inc., et al.* was filed against the Company and Merck in the Superior Court of California. The plaintiffs, which seek to represent a class of all California pharmacies that have contracted with the Company and that have indirectly purchased prescription drugs from Merck, allege, among other things, that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, if not earlier, the Company has failed to maintain an Open Formulary (as defined in the consent injunction), and that the Company and Merck have failed to prevent nonpublic information received from competitors of Merck and the Company from being disclosed to each other. The complaint also copies verbatim many of the allegations in the Amended Complaint filed by the U.S. Attorney for the Eastern District of Pennsylvania, discussed above. The plaintiffs further allege that, as a result of these alleged practices, the Company has been able to increase its market share and artificially reduce the level of reimbursement to the retail pharmacy class members, and that the prices of prescription drugs from Merck and other pharmaceutical manufacturers that do business with the Company have been fixed and raised above competitive levels. The plaintiffs assert claims for violation of California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, compensatory damages, restitution, disgorgement of unlawfully obtained profits, and injunctive relief.

The Company denies all allegations of wrongdoing and intends to vigorously defend the *Brady, North Jackson Pharmacy, and Alameda Drug Company* cases. However, the outcome of these lawsuits is uncertain, and an adverse determination in any of them could result in material damages, which could be trebled, and could materially limit the Company's business practices. In addition, to the extent that the Company is required to indemnify Merck for liabilities arising out of a lawsuit, an adverse outcome with respect to Merck could result in the Company making indemnification payments in amounts that could be material, in addition to any damages that the Company is required to pay. For these reasons, an adverse determination in any of these lawsuits could have a material adverse effect on the Company's business, financial condition, liquidity and operating results.

There remain approximately five lawsuits on behalf of fewer than ten plaintiffs, to which the Company is a party, filed by retail pharmacies against pharmaceutical manufacturers, wholesalers and other major PBMs, challenging manufacturer discounting and rebating practices under various state and federal antitrust laws, including the Robinson-Patman Act. These suits, which were a part of a consolidated Multidistrict Litigation, captioned *In re Brand Name Prescription Drug Antitrust Litigation*, allege that the Company knowingly accepted rebates and discounts on purchases of brand-name prescription drugs in violation of the federal Robinson-Patman Act. These suits seek damages and to enjoin the Company from future violations of the Robinson-Patman Act. Merck has agreed to indemnify the Company for any monetary liabilities related to these lawsuits. However, any adverse judgment or injunction could significantly limit the Company's ability to obtain discounts and rebates.

SECURITIES LITIGATION. The Company and Merck are named as defendants in a number of purported class action lawsuits, all relating to the Company's revenue recognition practices for retail co-payments paid by members of plans for which the Company provides PBM services. The class action lawsuits were consolidated and amended to assert claims against Merck and the Company and certain of the Company's officers and directors relating to the Company's revenue recognition practices for retail co-payments, rebates received by the Company, and the Company's independent status. The Company and Merck have filed a motion to dismiss these lawsuits.

On July 31, 2003, a shareholders derivative complaint was filed in the U.S. District Court for the District of New Jersey against Merck and the Company, certain of the Company's officers and directors, and Arthur Andersen LLP. The lawsuit is based on allegations relating to the Company's revenue recognition practices for retail co-payments, and it further alleges that certain individual defendants breached their fiduciary duty by failing to prevent such practices from occurring and also failing to prevent the conduct at issue in the *Gruer* complaint and related actions, the antitrust claims pending in the Northern District of Illinois, and the *qui tam* actions in which the U.S. Attorney's Office for the Eastern District of Pennsylvania has intervened, each of which is described above. The complaint seeks monetary damages from Merck and the Company in an unspecified amount, as well as injunctive and other relief. Merck and the Company have filed a motion to dismiss the complaint.

The Company has denied all allegations of wrongdoing and is vigorously defending each of the lawsuits described above. These lawsuits seek damages in unspecified amounts, which could be material. Merck has agreed to indemnify the Company for a significant portion of any monetary liabilities related to these lawsuits. However, the Company could be liable for a material amount of any residual liabilities not indemnified by Merck, and an adverse determination could materially limit the Company's business practices. For these reasons, an adverse determination in any one or more of these lawsuits could have a material adverse effect on the Company's business, financial condition and operating results.

TAMOXIFEN LITIGATION. In May 2002, a lawsuit captioned *Kessler v. Merck-Medco Managed Care, L.L.C.* was filed in the Superior Court of New Jersey. The plaintiff, who purported to represent a member class, alleged that the Company improperly classified Tamoxifen as a brand-name drug, resulting in a higher co-payment for members. The complaint asserted claims under the New Jersey Consumer Fraud Act and for unjust enrichment. In December 2002, a putative class action lawsuit containing substantially similar allegations to the *Kessler* case, captioned *Smith v. Medco Health Solutions, Inc.*, was filed in the Superior Court of New Jersey. In June 2003, a putative class action lawsuit containing substantially similar allegations, captioned *Del Greco v. Medco Health Solutions, Inc.*, was filed in the U.S. District Court for the Southern District of New York. The plaintiff in this action, however, asserted that the Company's alleged misclassification of Tamoxifen improperly denied plan benefits and breached an alleged fiduciary duty under ERISA. On December 5, 2003, the court granted the Company's motion for summary judgment in the *Smith* and *Kessler* actions and dismissed all of the claims. On December 5, 2003, the court in the *Del Greco* action granted the Company's motion to dismiss with respect to nearly all of the claims, including all monetary claims. The plaintiff in the *Del Greco* case has asked the court to reconsider that ruling, but the court has not yet ruled on that motion.

The Company has denied all allegations of wrongdoing and has vigorously defended each of the lawsuits described above. The outcome of the *Del Greco* action remains uncertain, and an adverse determination in that action could result in material damages and could have a material adverse effect on the Company's business, financial condition and operating results.

OTHER. The Company is also involved in various claims and legal proceedings of a nature considered normal to the Company's business, principally employment and commercial matters.

Although the range of loss for all of the unresolved matters above is not subject to reasonable estimation and it is not feasible to predict or determine the final outcome of all of the above proceedings with certainty, the Company's management does not believe that they would result in a material adverse effect on the Company's financial position or liquidity, either individually or in the aggregate. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by the ultimate resolutions of these matters, or changes in the Company's assumptions or its strategies related to these proceedings. The Company believes that most of the claims made in these legal proceedings and government investigations would not likely be covered by insurance.

11. STOCK-BASED COMPENSATION

STOCK OPTION PLANS. Certain Merck stock options granted in 2002 and 2003 converted to Medco options upon the separation (the "Converted Options"). The rate of conversion was determined based on a formula that preserved the economic position of the option holder immediately before and after the separation.

Prior to the separation from Merck, the Company's employees had participated in Merck stock option plans under which employees were granted options to purchase shares of Merck common stock at the fair market value at the time of the grant. In addition, some of the Company's employees continue to hold stock options granted under the Medco Containment Services, Inc., stock option plan and plans of companies acquired by the Company, including Medical Marketing Group, Inc., ProVantage and Systemed, Inc. ("Acquired Company Plans"). These options were all converted to options to purchase Merck common stock. The outstanding stock options held by employees of the Company under the Acquired Company Plans will remain options for Merck stock and thus will not be dilutive to the Company's EPS.

The Company was owned by Merck through August 19, 2003, and stock option activity from December 30, 2000, through August 19, 2003, reflects Merck options that were held by employees of the Company. Summarized information related to stock options held by the Company's employees is as follows:

(Shares of options in thousands) MERCK STOCK OPTIONS	NUMBER OF SHARES	AVERAGE PRICE(1)
Outstanding at December 30, 2000	30,950.5	$52.65
Granted	7,895.1	$78.43
Exercised	(1,988.8)	$31.32
Forfeited	(1,437.8)	$75.97
Outstanding at December 29, 2001	35,419.0	$58.65
Granted	6,269.3	$59.64
Exercised	(1,977.7)	$31.57
Forfeited	(1,923.6)	$68.91
Outstanding at December 28, 2002	37,787.0	$59.71
Granted	**248.0**	**$57.06**
Exercised	**(1,729.9)**	**$33.73**
Forfeited	**(2,793.7)**	**$69.94**
Options converted, August 19, 2003	**(4,833.9)**	**$60.39**
Outstanding at August 19, 2003	**28,677.5**	**$59.65**

(Shares of options in thousands) MEDCO STOCK OPTIONS	NUMBER OF SHARES	AVERAGE PRICE(1)
Options converted, August 19, 2003(2)	**10,887.9**	**$26.81**
Granted	**12,546.9**	**$27.68**
Exercised	**(488.4)**	**$24.95**
Forfeited	**(577.0)**	**$26.80**
Outstanding at December 27, 2003	**22,369.4**	**$27.34**

(1) Weighted average exercise price.

(2) Merck stock options converted on August 19, 2003 multiplied by conversion factor of approximately 2.25241.

The options that converted on August 19, 2003 reflect the conversion of 4.8 million Merck options into options to purchase Company common stock.

The number of shares and average price of options exercisable at fiscal year-end 2003 for Medco options were 3.3 million shares at $27.10, and at fiscal year-end 2002 and 2001 for Merck options were 14.3 million shares at $43.75 and 11.4 million shares at $34.90, respectively.

Summarized information about Medco stock options outstanding and exercisable at December 27, 2003 is as follows:

(Shares of options in thousands) EXERCISE PRICE RANGE	NUMBER OF SHARES	OUTSTANDING AVERAGE LIFE (1)	AVERAGE PRICE (2)	EXERCISABLE NUMBER OF SHARES	AVERAGE PRICE (2)
$20 to $25	1,490.8	4.40	$23.70	300.1	$23.02
$25 to $30	19,650.3	8.80	$27.16	3,020.1	$27.51
$30 to $35	682.3	4.93	$33.65	–	–
$35 to $40	546.0	4.97	$35.68	–	–
Total shares	22,369.4	8.30	$27.34	3,320.2	$27.10

(1) Weighted average contractual life remaining in years.
(2) Weighted average exercise price.

EMPLOYEE STOCK PURCHASE PLAN. The Company's employees currently participate in the 2003 ESPP, whereby certain employees of Medco are permitted to purchase shares of Medco stock at a discount to market price. Under the terms of the 2003 ESPP, 750,000 shares of the Company's common stock are available for issuance, and eligible employees may have up to 10% of gross pay deducted from their accumulated payroll to purchase shares of Medco common stock at 85% of the fair market value of a share of Medco stock on the last day of trading each calendar quarter. Purchases of Medco stock under the 2003 ESPP for the first three-month purchase period from October 1, 2003, to December 26, 2003, were 49,800 shares at a weighted average price of $35.32.

The 2003 ESPP will terminate at the close of business on the last day of the fiscal quarter in December 2004 or when the maximum number of shares has been purchased, whichever is earlier, or at the discretion of the Company's Board of Directors.

From December 30, 2000, through June 27, 2003, the Company's employees participated in the 2001 ESPP, whereby certain employees of Medco were permitted to purchase shares of Merck stock at a discount to market price. The terms of the 2001 ESPP were substantially the same as the 2003 ESPP. Purchases of Merck stock under the 2001 ESPP were 0.1 million shares in 2003, 0.3 million shares in 2002 and 0.2 million shares in 2001, and are not dilutive to the Company's EPS. The Merck shares purchased under the 2001 ESPP in 2003, 2002 and 2001 were at a weighted average price of $57.87, $52.62 and $66.02, respectively. The plan terminated on June 27, 2003, to allow for the implementation of the new 2003 ESPP.

Had the Company applied the fair value recognition provisions of SFAS 123 to the 2001 ESPP and 2003 ESPP, net income would have been reduced by $0.7 million in 2003, $1.3 million in 2002 and $1.4 million in 2001.

12. RELATIONSHIP WITH MERCK

The Company was a wholly-owned subsidiary of Merck from November 18, 1993, through August 19, 2003, and it entered into intercompany transactions with Merck for items such as the daily transfer of cash collections; cash borrowings to be used in operations as necessary; mail order inventory transactions; sales of PBM and other services; recording of rebates; taxes paid by Merck on the Company's income, and allocations of corporate charges. Effective December 30, 2001, amounts due from/to Merck arising from these transactions were recorded within "Due from Merck, net." For the majority of the period during which the Company was owned by Merck, Merck provided the Company with various services, including finance, legal, public affairs, executive oversight, human resources, procurement and other services. The historical financial statements include expense allocations related to these services, which diminished as the Company prepared for its separation from Merck. These expense allocations amounted to $0.4 million in 2003, all of which was recorded in the first quarter, and $27.4 million and $26.4 million in fiscal 2002 and 2001, respectively. The Company considers these allocations to be reasonable reflections of the utilization of services provided. The Company has assumed full responsibility for these services and the related expenses.

On August 8, 2003, the Company received $564.7 million in settlement of the recorded amount of the net intercompany receivable due from Merck arising from intercompany transactions from December 31, 2001, to July 31, 2003. The Company completed its separation from Merck on August 19, 2003. As a result, the Company no longer has intercompany transactions with Merck, and it treats its transactions for items such as mail order inventory; sales of PBM and other services, and rebates receivable as third-party transactions.

The Company's revenues from sales to Merck for PBM and other services amounted to $78.0 million in fiscal 2003 through the separation from Merck on August 19, 2003, and $115.2 million and $99.9 million in fiscal 2002 and 2001, respectively.

Prescription drugs purchased from Merck that are dispensed by the Company's mail order pharmacies are included in cost of product net revenues, or in inventory if not yet dispensed. During the periods prior to the separation, this inventory from Merck was recorded at a price that management believes approximated the price that an unrelated third party would have paid. During fiscal 2001, 2002 and 2003, through the date of separation, purchases from Merck as a percentage of the Company's total cost of revenues remained consistently in the 4% to 5% range. In addition, the Company records rebates from Merck in cost of revenues based on the volume of Merck prescription drugs dispensed through its retail pharmacy network and by its mail order pharmacies. The following table summarizes the amounts included in cost of product net revenues:

($ in millions) FOR FISCAL YEARS ENDED	DECEMBER 27, 2003*	DECEMBER 28, 2002	DECEMBER 29, 2001
Cost of inventory purchased from Merck	**$ 930.4**	$1,415.0	$1,344.7
Gross rebates recorded from Merck	**$(301.1)**	$ (443.9)	$ (439.4)

** Through the separation from Merck on August 19, 2003.*

On May 28, 2003, the Company and Merck entered into an amended and restated managed care agreement, which was subsequently amended. The amended and restated managed care agreement includes terms related to certain access obligations for Merck products; a commitment to maintain Merck market share levels; terms related to formulary access rebates and market share rebates payable by Merck, as well as other provisions. In addition, the Company may be required to pay liquidated damages to Merck if it fails to achieve specified market share levels.

The Company also entered into a tax responsibility allocation agreement with Merck. The tax responsibility allocation agreement includes, among other items, terms for the filing and payment of income taxes through the separation date. For the period up to the separation date, Merck incurred federal taxes on the Company's income as part of Merck's consolidated tax return, and the Company's liability for federal income taxes was reflected in "Due from Merck, net."

For state income taxes prior to the Company's incorporation, Merck was taxed on the Company's income and the Company's liability was reflected in "Due from Merck, net." This is also the case for the post-incorporation period through the separation date in states where Merck filed a unitary or combined tax return. In states where Merck did not file a unitary or combined tax return, the Company is responsible since incorporation for filing and paying the associated taxes, with the estimated state tax liability reflected in accrued expenses and other current liabilities. Subsequent to the separation, the Company is responsible for filing its own federal and state tax returns and making the associated payments.

In addition, the Company entered into an indemnification and insurance matters agreement, as well as a master separation and distribution agreement, and other related agreements. The indemnification and insurance matters agreement covers the Company's indemnification of Merck for, among other matters, the outcome of certain types of litigation and claims.

13. SUBSEQUENT EVENT

In February 2004, the Company was notified of client decisions to transition their business to other PBMs by the end of 2004. These clients were in the Company's client base at the time of the Merck acquisition and therefore were included in the recorded intangible assets. As a result, the Company revised the weighted average useful life from 35 years to 23 years effective as of the beginning of the 2004 fiscal year, with the annual intangible asset amortization expense in 2004 increasing over 2003 by $85.6 million to $179.9 million.

Medco Health Solutions, Inc.

SELECTED DATA

(In millions, except for per share data) AS OF AND FOR THE FISCAL YEARS ENDED	DECEMBER 27, 2003	DECEMBER 28, 2002	DECEMBER 29, 2001	DECEMBER 30, 2000[1]	DECEMBER 25, 1999
Consolidated Statement of Income Data:					
Product net revenues	**$33,913.1**	$32,573.0	$28,709.3	$21,979.2	$16,675.4
Service revenues	**351.4**	385.5	361.3	287.1	221.2
Total net revenues	**34,264.5**	32,958.5	29,070.6	22,266.3	16,896.6
Cost of operations:					
Cost of product net revenues	**32,552.7**	31,483.9	27,601.1	21,010.8	15,865.4
Cost of service revenues	**189.7**	173.8	185.6	143.4	106.1
Total cost of revenues	**32,742.4**	31,657.7	27,786.7	21,154.2	15,971.5
Selling, general and administrative expenses	**686.4**	587.7	578.4	483.1	415.1
Amortization of goodwill	**–**	–	106.9	103.3	99.1
Amortization of intangibles	**94.3**	84.9	84.9	84.0	82.9
Interest and other (income) expense, net	**12.7**	7.9	(4.6)	(5.8)	(3.7)
Total cost of operations	**33,535.8**	32,338.2	28,552.3	21,818.8	16,564.9
Income before provision for income taxes	**728.7**	620.3	518.3	447.5	331.7
Provision for income taxes	**302.9**	258.7	261.7	230.7	179.7
Net income	**$ 425.8**	$ 361.6	$ 256.6	$ 216.8	$ 152.0
Earnings Per Share Data:[2]					
Basic net income per share	**$ 1.58**	$ 1.34	$ 0.95	$ 0.80	$ 0.56
Shares used in computing basic net income per share	**270.1**	270.0	270.0	270.0	270.0
Diluted net income per share	**$ 1.57**	$ 1.34	$ 0.95	$ 0.80	$ 0.56
Shares used in computing diluted net income per share	**270.8**	270.0	270.0	270.0	270.0
Pro Forma Presentation Assuming SFAS 142 Was in Effect for All Periods:[3]					
Pro forma income before provision for income taxes	**$ 728.7**	$ 620.3	$ 625.2	$ 550.8	$ 430.8
Provision for income taxes	**302.9**	258.7	261.7	230.7	179.7
Pro forma net income	**$ 425.8**	$ 361.6	$ 363.5	$ 320.1	$ 251.1
Pro forma basic net income per share	**$ 1.58**	$ 1.34	$ 1.35	$ 1.19	$ 0.93
Pro forma diluted net income per share	**$ 1.57**	$ 1.34	$ 1.35	$ 1.19	$ 0.93
Consolidated Balance Sheet Data:					
Working capital[4]	**$ 1,155.0**	$ 1,171.5	$ 724.4	$ 868.3	$ 764.4
Goodwill, net	**$ 3,310.2**	$ 3,310.2	$ 3,310.2	$ 3,419.6	$ 3,362.1
Intangible assets, net	**$ 2,320.5**	$ 2,414.8	$ 2,499.7	$ 2,584.6	$ 2,629.5
Total assets	**$10,263.0**	$ 9,922.5	$ 9,251.8	$ 8,914.8	$ 8,464.4
Total debt[5]	**$ 1,396.1**	$ –	$ –	$ –	$ –
Deferred tax liabilities	**$ 1,177.5**	$ 1,197.7	$ 1,154.2	$ 1,144.1	$ 1,158.7
Total stockholders' equity	**$ 5,080.0**	$ 6,635.6	$ 6,268.3	$ 6,358.3	$ 6,070.2
Supplemental Information (Unaudited):					
EBITDA[6]	**$ 1,035.7**	$ 885.6	$ 836.6	$ 730.9	$ 591.5
EBITDA per adjusted prescription[6]	**$ 1.50**	$ 1.24	$ 1.22	$ 1.26	$ 1.20
Net cash provided by operating activities	**$ 1,123.9**	$ 470.3	$ 658.8	$ 365.5	$ 345.5
Net cash used by investing activities	**$ (119.1)**	$ (240.4)	$ (330.2)	$ (415.0)	$ (195.0)
Net cash (used by) provided by financing activities	**$ (380.7)**	$ (231.8)	$ (340.9)	$ 67.1	$ (145.0)
Prescriptions administered	**532.0**	548.2	537.2	451.9	372.0
Mail order	**78.1**	81.7	74.7	65.1	60.6
Retail	**453.9**	466.5	462.5	386.8	311.4

SELECTED DATA (CONTINUED)

Notes to Selected Historical Consolidated Financial and Operating Data

(1) 53-week fiscal year.

(2) In May 2002, we converted from a limited liability company wholly-owned by Merck to a corporation wholly-owned by Merck and issued 270,000,000 shares of $0.01 par value common stock. The financial information has been revised to retroactively reflect this transaction for all periods presented.

(3) Effective December 30, 2001, we adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), under which we ceased amortizing goodwill. This pro forma financial information presents the impact of adopting SFAS 142 as if it had been adopted for all periods presented. The December 27, 2003, and the December 28, 2002, financial results already reflect the adoption of SFAS 142 and therefore no pro forma adjustment is necessary.

(4) Calculated as current assets less current liabilities.

(5) We had no debt outstanding prior to August 12, 2003.

(6) EBITDA consists of earnings before interest income/expense, taxes, depreciation and amortization. We calculate and use EBITDA and EBITDA per adjusted prescription as indicators of our ability to generate cash from our reported operating results. These measurements are used in concert with net income, and cash flow from operations, which measures actual cash generated in the period. In addition, we believe that EBITDA and EBITDA per adjusted prescription are supplemental measurement tools used by analysts and investors to help evaluate overall operating performance, and the ability to incur and service debt and make capital expenditures. EBITDA does not represent funds available for our discretionary use and is not intended to represent or to be used as a substitute for net income or cash flow from operations data as measured under U.S. generally accepted accounting principles. The items excluded from EBITDA but included in the calculation of our reported net income are significant components of our statement of income, and must be considered in performing a comprehensive assessment of our overall financial performance. EBITDA, and the associated year-to-year trends, should not be considered in isolation. Our calculation of EBITDA may not be consistent with calculations of EBITDA used by other companies. The following table reconciles our reported net income to EBITDA and presents EBITDA per adjusted prescription for each of the respective periods:

($ in millions) FOR THE FISCAL YEARS ENDED	DECEMBER 27, 2003	DECEMBER 28, 2002	DECEMBER 29, 2001	DECEMBER 30, 2000	DECEMBER 25, 1999
Net income	$ 425.8	$361.6	$256.6	$216.8	$152.0
Add (deduct):					
Interest and other (income) expense, net	23.7(1)	7.9(2)	(4.6)	(5.8)	(3.7)
Provision for income taxes	302.9	258.7	261.7	230.7	179.7
Depreciation expense	189.0	172.5	131.1	101.9	81.5
Amortization expense	94.3	84.9	191.8	187.3	182.0
EBITDA	$1,035.7	$885.6	$836.6	$730.9	$591.5
Adjusted prescriptions(3)	688.2	711.6	686.6	582.1	493.2
EBITDA per adjusted prescription	$ 1.50	$ 1.24	$ 1.22	$ 1.26	$ 1.20

(1) Excludes a one-time gain of $11 million from the sale of a minority equity investment in a nonpublic company in the first quarter of 2003.

(2) Includes approximately $11 million of interest rate swap termination costs and debt issuance costs expensed in the second quarter of 2002.

(3) Estimated adjusted prescription volume equals mail order prescriptions multiplied by 3, plus retail prescriptions. The mail order prescriptions are multiplied by 3 to adjust for the fact that mail order prescriptions include approximately 3 times the amount of product days supplied compared with retail prescriptions.

As a newly public company, Medco strives to maintain a corporate governance structure that incorporates the most current legal developments, rules, regulations, and corporate policies.

Our Board of Directors is composed of experts who bring a wealth of knowledge to Medco, with more than 200 years of collective experience in such diverse backgrounds as healthcare administration, medical practice, finance, accounting, corporate leadership, and government service. Of our eight directors, only one, David B. Snow, Jr., Chairman, President, and Chief Executive Officer, is part of the management team.

Our Board takes an active role in the review of Medco's performance, oversight of Medco's current operations, and decision making for Medco's future. The PBM industry is characterized by complex and evolving legal, regulatory, and business rules, and our board is charged with providing guidance to management and active oversight in setting the standards for industry-leading best practices.

DAVID B. SNOW, JR. has served as our President and Chief Executive Officer and as a director of our company since March 2003. Mr. Snow was appointed Chairman in June 2003. Mr. Snow came to us from WellChoice, Inc. (formerly known as Empire BlueCross BlueShield), where he held the position of Executive Vice President and Chief Operating Officer beginning in April 1999, and then held the position of President and Chief Operating Officer from March 2001 through January 2003. Mr. Snow served as a director of IMPATH Inc. from 1995 until March 1999. From April 1993 to April 1998, Mr. Snow was an Executive Vice President at Oxford Health Plans.

LAWRENCE S. LEWIN served as Chief Executive Officer of The Lewin Group, Inc., and its predecessors from 1970 to December 1999. In addition, Mr. Lewin has held a number of positions at H&Q Life Sciences Investors since 1992, and H&Q Healthcare Investors since 1987, including Chairman and Trustee. He is also a director of CardioNet, Inc., and a trustee of InterMountain Healthcare, Inc.

JOHN L. CASSIS has served as a partner of Cross Atlantic Partners, Inc., a healthcare venture capital firm, since 1994. Previously, Mr. Cassis led the investment team at Salomon Brothers Venture Capital; ran a private merchant bank, Tower Hall; was a managing director of Ardshiel Associates; and founded the Johnson and Johnson Development Corporation in 1973. Mr. Cassis is also a director of NOMOS Corporation; Preferred Global Health, Ltd.; Medivance, Inc.; and Galt Associates, Inc.

BRIAN L. STROM, M.D., M.P.H., the George S. Pepper Professor of Public Health and Preventive Medicine, has been a professor at the University of Pennsylvania School of Medicine since 1980. He holds a number of other positions at the School of Medicine, including Chair of the Department of Biostatistics and Epidemiology, Director of the Center for Clinical Epidemiology and Biostatistics, and most recently, Associate Vice Dean, University of Pennsylvania School of Medicine, and Associate Vice President for Integrated Program Development, University of Pennsylvania Health System. Dr. Strom currently serves on the Drug Safety and Risk Management Committee for the U.S. Food and Drug Administration.

EDWARD H. SHORTLIFFE, M.D., PH.D. has been a professor at Columbia University since January 2000, and has held a number of other positions at Columbia University, including Chair of the Department of Biomedical Informatics for the College of Physicians and Surgeons and Director of Medical Informatics Services for New York Presbyterian Hospital. From 1979 until 2000, Dr. Shortliffe was also a professor at Stanford University School of Medicine and held a number of other positions at that university, including Associate Dean for Information Resources and Technology and Chief of the Division of General Internal Medicine.

HOWARD W. BARKER, JR., C.P.A. served as a partner of KPMG LLP from July 1982 until he retired in September 2002. Mr. Barker is also a director of, and serves as Chair of the Audit Committee of, priceline.com. In addition, Mr. Barker is a member of the American Institute of Certified Public Accountants, the Connecticut Society of Certified Public Accountants, and the Florida Institute of Certified Public Accountants.

BLENDA J. WILSON, PH.D. has served as the President and Chief Executive Officer of the Nellie Mae Education Foundation since July 1999 and is currently Deputy Chair of the Federal Reserve Bank of Boston. Dr. Wilson was President of California State University, Northridge, from September 1992 to 1999 and also served as a director for UnionBanCal Corporation from July 1993 to 1999.

MICHAEL GOLDSTEIN, C.P.A. has served as Chairman of the Toys "R" Us Children's Fund since June 2001. Mr. Goldstein was Chairman of Toys "R" Us, Inc., from February 1998 to June 2001, Chief Executive Officer from August 1999 to January 2000, and Vice Chairman and Chief Executive Officer from February 1994 to February 1998. Mr. Goldstein is also a director of 4Kids Entertainment, Inc., United Retail Group, Inc., Finlay Enterprises, Inc., and Galyans Trading, Inc.

BOARD OF DIRECTORS

First Column
DAVID B. SNOW, JR.
LAWRENCE S. LEWIN
JOHN L. CASSIS
BRIAN L. STROM, M.D., M.P.H.

Second Column
EDWARD H. SHORTLIFFE, M.D., PH.D.
HOWARD W. BARKER, JR., C.P.A.
BLENDA J. WILSON, PH.D.
MICHAEL GOLDSTEIN, C.P.A.



AUDIT COMMITTEE MEMBERS:
HOWARD W. BARKER, JR., C.P.A., *Chair*
JOHN L. CASSIS
MICHAEL GOLDSTEIN, C.P.A.

COMPENSATION COMMITTEE MEMBERS:
JOHN L. CASSIS, *Chair*
HOWARD W. BARKER, JR., C.P.A.
EDWARD H. SHORTLIFFE, M.D., PH.D.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE MEMBERS:
MICHAEL GOLDSTEIN, C.P.A., *Chair*
LAWRENCE S. LEWIN
BRIAN L. STROM, M.D., M.P.H.
BLENDA J. WILSON, PH.D.

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR
The Bank of New York, 1 866 808-8310
1 610 382-7833 (Outside the United States)
1 888 269-5221 (Hearing-Impaired TDD Phone)

ADDRESS SHAREHOLDER INQUIRIES TO:
Shareholder Relations Department, P.O. Box 11258,
Church Street Station, New York, NY 10286
Shareowners@bankofny.com
http://www.stockbny.com

SEND CERTIFICATES FOR TRANSFER AND ADDRESS CHANGES TO:
Receive and Deliver Department, P.O. Box 11002,
Church Street Station, New York, NY 10286

INVESTOR INQUIRIES
Phone: 1 866 MHS-NEWS (1 866 647-6397)
E-mail: investor_relations@medco.com

MEDIA INQUIRIES
Phone: 1 201 269-5984
E-mail: media_relations@medco.com

ANNUAL MEETING
Medco's 2003 Annual Meeting of Shareholders will be held on April 21, 2004, at 9:00 a.m. at the Grand Hyatt Hotel, New York, N.Y.

CORPORATE HEADQUARTERS
Medco Health Solutions, Inc.
100 Parsons Pond Drive
Franklin Lakes, NJ 07417-2603
1 201 269-3400
www.medco.com

STATE OF INCORPORATION
Delaware

COMMON STOCK
Medco's common stock is listed on the New York Stock Exchange under the ticker symbol MHS.

	2003	
COMMON STOCK MARKET PRICES	THIRD QUARTER	FOURTH QUARTER
High	$27.70	$38.00
Low	$20.50	$24.15

Reflects when-issued trading from August 8, 2003.

Number of shareholders of record as of February 15, 2004: 160,204.

DIVIDENDS
Medco currently does not pay dividends and does not plan to pay dividends in the foreseeable future.

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP
Florham Park, NJ 07932

FINANCIAL INFORMATION
Medco's Annual Report, Proxy Statement, Form 10-K, Form 10-Q, and other filings are available free of charge by visiting our website at www.medco.com under Investor Relations.

COMPANY NEWS
Information, including quarterly earnings releases and other announcements, may be reviewed or downloaded by accessing the Investor Relations section of www.medco.com.

ETHICS HOTLINE
Medco's ethics hotline phone number is 1 877 285-4131.

EXECUTIVE OFFICERS

DAVID B. SNOW, JR.
Chairman, President, & Chief Executive Officer

BRYAN D. BIRCH
Group President, Systemed

JOHN P. DRISCOLL
Senior Vice President, Product & Business Development

ROBERT S. EPSTEIN, M.D., M.S.
Senior Vice President, Medical Affairs & Chief Medical Officer

BRIAN T. GRIFFIN
Group President, Health Plans

KENNETH O. KLEPPER
Executive Vice President, Chief Operating Officer

DAVID S. MACHLOWITZ
Senior Vice President, General Counsel & Secretary

ARTHUR H. NARDIN
Senior Vice President, Pharmaceutical Contracting

KARIN PRINCIVALLE
Senior Vice President, Human Resources

JOANN A. REED
Senior Vice President, Finance & Chief Financial Officer

RICHARD J. RUBINO
Vice President & Controller, Chief Accounting Officer

JACK A. SMITH
Senior Vice President, Chief Marketing Officer

GLENN C. TAYLOR
Group President, Key Accounts

TIMOTHY C. WENTWORTH
Group President, National Accounts

Design by Addison www.addison.com
Major photography by Alan Thornton

medco

MEDCO HEALTH SOLUTIONS, INC.